Exhibit 10.1

EQUITY PURCHASE AGREEMENT

BY AND BETWEEN

M2 TELECOMMUNICATIONS GROUP LTD

AND

PRIMUS TELECOMMUNICATIONS INTERNATIONAL INC

AND

PRIMUS TELECOMMUNICATIONS GROUP INC

DATED AS OF

15 April, 2012

4.8	DISCLAIMER OF REPRESENTATIONS AND OTHER WARRANTIES	18

ARTICLE V COVENANTS		18

5.1	Interim Operations	18
5.2	No Alternate Transaction	20
5.3	Reasonable Best Efforts	21
5.4	Financing	23
5.5	Confidentiality; Access to Information	25
5.6	Public Announcements	25
5.7	Books and Records	26
5.8	Further Action	26
5.9	Expenses	27
5.10	Notice of Developments	27
5.11	Indebtedness; Intercompany Accounts	27
5.12	Waiver of Conflicts and Attorney-Client Privilege	27
5.13	Insurances	28

ARTICLE VI CLOSING CONDITIONS		28

6.1	Conditions to Obligations of the Seller and the Purchaser	28
6.2	Additional Conditions to Obligation of the Purchaser	28
6.3	Additional Conditions to Obligation of the Seller	31
6.4	General Obligations	31

ARTICLE VII PURCHASE PRICE ADJUSTMENT		32

7.1	Net Working Capital Statement	32
7.2	Review by Seller	32
7.3	Net Working Capital Statement Dispute Resolution Procedure	33
7.4	Payment of Positive Adjustment Amount	34
7.5	Payment of Negative Adjustment Amount	34

ARTICLE VIII CERTAIN TAX MATTERS		35

8.1	Tax Returns, Indemnity and Relevant Tax Matters	35
8.2	Cooperation on Tax Matters; Contests	37
8.3	Tax Sharing Agreements	38
8.4	Tax Refunds	38
8.5	Certain Taxes	38
8.6	GST	38

ARTICLE IX TERMINATION		39

9.1	Termination	39
9.2	Effect of Termination and Abandonment	40

ARTICLE X WARRANTY PROCESS		40

10.1	Indemnity – Warranties	40
10.2	Limitation of Liability of Seller	40
10.3	Maximum liability thresholds	41

10.4	Reduction of Liability of Seller	42
10.5	No reliance on information regarding future performance	42
10.6	Third Party Claims	42
10.7	Further Indemnity	43

ARTICLE XI GUARANTEE OF GUARANTOR		44

11.1	Guarantor Guarantee:	44

ARTICLE XII RETENTION AMOUNT		44

12.1	General Provisions	44
12.2	Lander and Rogers Lawyers	44
12.3	Warranty Retention	44
12.4	Interest on Retention	45

ARTICLE XIII POST CLOSING COVENANTS		45

13.1	Intellectual Property Protection	45
13.2	Goodwill Covenant	46
13.3	Restraints Independent and Reasonable	46
13.4	Primus and iPrimus name	47
13.5	No Merger	47

ARTICLE XIV MISCELLANEOUS		47

14.1	Notices	47
14.2	Certain Definitions; Interpretation	48
14.3	Severability	56
14.4	Entire Agreement; No Third-Party Beneficiaries	56
14.5	Amendment; Waiver	56
14.6	Assignment; Binding Effect	56
14.7	Disclosure Letter	56
14.8	Governing Law	56
14.9	Jurisdiction; WAIVER OF JURY TRIAL	57
14.10	Construction	57
14.11	Counterparts	58

Index of Exhibits

Exhibit A	Transition Services Agreement
Exhibit B	Sample Net Working Capital Statement
Exhibit C	Trade Mark Assignment Deed
Exhibit D	Escrow Deed

Index of Defined Terms

Term	Reference

ACCC	Section 3.3(b)
ACMA	Section 3.3(b)
Affiliate	Section 14.2(a)(i)
Agreement	Preamble
Balance Sheet	Section 3.5(a)
Business	Section 14.2(a)(vi)
business day	Section 14.2(a)(vii)
CC Act	Section 3.3(b)
Closing	Section 2.1
Closing Date	Section 2.1
Company	Recitals
Company Funds	Section 3.12(e)
Company Plan	Section 3.12(a)
Confidentiality Agreement	Section 5.5(a)
Contract	Section 14.2(a)(x)
control	Section 14.2(a)(xi)
Current Representation	Section 5.12
Data Site	ARTICLE III Preamble
Disclosed Conditions	Section 4.5(a)
Disclosure Letter	ARTICLE III Preamble
Employees	Section 3.12(a)
Encumbrances	Section 14.2(a)(xii)
Environmental Laws	Section 3.11(b)
Equity Commitment Letter	Section 4.5(a)
FAT Act	Section 3.3(b)
Financial Statements	Section 3.5(a)
Financing	Section 4.5(a)
Financing Commitments	Section 4.5(a)
FIRB	Section 3.3(b)
GAAP	Section 10.2(a)(vii)
Governmental Authority	Section 14.2(a)(xiv)
Governmental Order	Section 14.2(a)(xv)
Guarantee	Section 4.5(b)
Guarantor	Section 4.5(b)
Hazardous Substance	Section 3.11(b)
IFRS	Section 3.5(b)
Indebtedness	Section 14.2(a)(xvi)
Intellectual Property	Section 3.8(e)
knowledge	Section 14.2(a)(xvii)
Law	Section 14.2(a)(xxi)
Leased Real Property	Section 3.14
Lenders	Section 4.5(a)
Made Available	Section 14.2(a)(xxii)

v

Material Adverse Effect	Section 14.2(a)(xxiv)
Material Contract	Section 3.13(a)
Net Working Capital	Section 14.2(a)(xxv)
Owned Real Property	Section 3.14
Permit	Section 14.2(a)(xxvi)
Permitted Encumbrances	Section 14.2(a)(xxix)
Person	Section 14.2(a)(xxx)
Post-Closing Representation	Section 5.12
Purchase Price	Section 1.2
Purchaser	Preamble
Purchaser Material Adverse Effect	Section 14.2(a)(xxxi)
Seller	Preamble
Seller Plan	Section 3.12(b)
SGA	Section 10.2(xxii)
Shares	Recitals
Specified Accounting Policies	Section 14.2(a)(xxxvi)
Sponsor	Section 4.5(a)
Subsidiary	Section 14.2(a)(xxxix)
Superannuation Commitments	Section 10.2(xxii)
Tax Return	Section 14.2(a)(xli)
Taxes	Section 14.2(a)(xlii)
Taxing Authority	Section 14.2(a)(xliv)
Telecom Act	Section 3.3(b)
Transition Services Agreement	Section 6.2(g)

EQUITY PURCHASE AGREEMENT

THIS EQUITY PURCHASE AGREEMENT (this “Agreement”) is made this 15th day of April, 2012, by and between M2 Telecommunications Group Ltd, an Australian company (the “Purchaser”), Primus Telecommunications International, Inc, a Delaware company (the “Seller”) and Primus Telecommunications Group, Inc a Delaware company (the “Guarantor”).

WHEREAS, Primus Telecom Holdings Pty Ltd, an Australian company (the “Company”), is a direct wholly owned Subsidiary of the Seller;

WHEREAS, the Company together with its Subsidiaries owns or has licenses or leases to use the assets, rights, obligations and liabilities comprising the Business; and

WHEREAS, upon the terms and subject to the conditions contained in this Agreement, the Purchaser desires to acquire from the Seller all of the ordinary shares currently on issue in the Company, consisting of 425,000,002 fully paid ordinary shares (the “Shares”), and the Seller desires to sell the Shares to the Purchaser.

NOW, THEREFORE, in consideration of the mutual promises, covenants and agreements herein contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE I

PURCHASE AND SALE OF SHARES

1.1 Purchase and Sale of Shares. Subject to the terms and conditions of this Agreement, at the Closing, in exchange for a payment by the Purchaser to the Seller of an aggregate cash amount equal to the Purchase Price, the Seller shall sell, assign, transfer, convey and deliver to the Purchaser the Shares, free and clear of all Encumbrances (other than restrictions on transfer of securities under applicable securities Laws).

1.2 Purchase Price. The purchase price to be paid for the Shares acquired by the Purchaser pursuant to this Agreement shall be $192,400,000 in cash (the “Purchase Price”). At the Closing, the Purchaser shall deliver the Purchase Price to the Seller by wire transfer of immediately available funds pursuant to the wire transfer instructions provided by the Seller no later than three (3) days prior to the Closing Date.

ARTICLE II

CLOSING; CLOSING DELIVERIES

2.1 Closing Date. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place on the later to occur of 1 June 2012 or the first day of the month immediately following the month during which the satisfaction and/or waiver of all conditions to Closing set forth in Article VI (other than those conditions that by their nature have to be satisfied at Closing (but subject to the satisfaction and/or waiver of those conditions)), at the offices of McCullough Robertson Lawyers, Level 16, 55 Hunter Street, Sydney, Australia 2000, or at such other place and time as the parties may agree in writing. The date on which the Closing actually occurs is referred to herein as the “Closing Date,” and except as otherwise expressly provided herein, the Closing shall for all purposes be deemed effective as of the close of business on the Closing Date. All documents delivered and actions taken at the Closing shall be deemed to have been delivered or taken simultaneously, and no such delivery or action shall be considered effective or complete unless or until all other such deliveries and actions are completed or waived in writing by the party against whom such waiver is sought to be enforced.

2.2 Closing Deliveries. At the Closing, (a) the Purchaser shall deliver to the Seller (i) the Purchase Price pursuant to Section 1.2 and (ii) the certificate required to be delivered pursuant to Section 6.3(d), and (b) the Seller shall deliver to the Purchaser (i) the certificate required to be delivered pursuant to Section 6.2(c), (ii) all other documents and requirements referred to in Section 6.2.

ARTICLE III

WARRANTIES OF THE SELLER

The Seller hereby warrants to the Purchaser that, as of the date hereof and (unless stated to be correct at a particular date) as at the Closing Date, subject to Article X and except as disclosed in the “data site” maintained by the Seller for purposes of the transactions contemplated by this Agreement (the “Data Site”) or as set forth in the disclosure letter delivered by the Seller to the Purchaser concurrently herewith (the “Disclosure Letter”) (it being understood that any matter disclosed in the Data Site or set forth in the Disclosure Letter shall be deemed disclosed with respect to all Sections of this Article III, whether or not a specific reference to a Section of this Article III appears):

3.1 Corporate Status. The Company and each of its Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of Australia and has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as presently conducted, except where the failure to be so organized, validly existing or in good standing, or to have such power or authority, would not have, individually or in the aggregate, a Material Adverse Effect. The Seller has Made Available to the Purchaser prior to the date of this Agreement true and complete copies of the constitution of the Company and each of its Subsidiaries, each as amended through the date hereof. Neither the Company nor any of its Subsidiaries is in violation of its constitution in any material respect.

3.2 Authority. Each of the Seller and the Guarantor has all requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by the Seller and the Guarantor of this Agreement and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of the Seller and the Guarantor, and no other corporate proceedings on the part of the Seller or the Guarantor are necessary to authorize the execution, delivery and performance by the Seller or the Guarantor of this Agreement or to consummate the transactions contemplated hereby or thereby. This Agreement has been duly executed and delivered by the Seller and the Guarantor and assuming due authorization and delivery by the Purchaser, this Agreement constitutes, a valid and binding obligation of the Seller and the Guarantor enforceable against the Seller and the Guarantor in accordance with its terms, except that (a) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (b) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

3.3 No Conflict; Government Authorizations.

(a) The execution, delivery and performance by the Seller of this Agreement does not and will not (i) contravene or conflict with the constitutions of the Seller, the Company or any of the Company’s Subsidiaries, (ii) assuming compliance with the matters referenced in Section 3.3(b), contravene or conflict with or constitute a violation of any provision of any Law binding upon or applicable to the Seller, the Company or any of the Company’s Subsidiaries or any of their respective properties or assets or (iii) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or to the loss of a material benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, contract, instrument, permit, concession, franchise, right or license binding upon the Seller, the Company or any of the Company’s Subsidiaries or result in the creation of any Encumbrance (other than any Permitted Encumbrance), upon any of the properties or assets of the Seller, the Company or any of the Company’s Subsidiaries, other than, in the case of clauses (ii) and (iii), any such contravention, conflict, violation, default, termination, cancellation, acceleration, loss or Encumbrance that would not have, individually or in the aggregate, a Material Adverse Effect.

(b) No material consent of, or registration, declaration, notice or filing with, any Governmental Authority is required to be obtained or made by the Seller or the Company in connection with the execution, delivery and performance by the Seller of this Agreement, or the consummation of the transactions contemplated hereby or thereby, other than (i) if applicable, compliance with, filings under and formal clearance of the transactions contemplated by this Agreement by the Australian Competition and Consumer Commission (the “ACCC”) for the purposes of Part IV of the Competition and Consumer Act of 2010 (Australia) (the “CC Act”), (ii) if applicable, filings with and approval from the Foreign Investment Review Board (the “FIRB”) for the purposes of the Foreign Acquisitions and Takeovers Act of 1975 (Australia) (the “FAT Act”), (iii) confirmations to the Australian Communications and Media Authority (the “ACMA”) that the Purchaser and all directors and officers of the Purchaser are not disqualified entities or disqualified persons for the purposes of the Telecommunications Act 1997 of Australia (the “Telecom Act”) and (iv) those that, if not made or obtained, individually or in the aggregate, would not materially hinder or materially delay the Closing or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.4 Capitalization; Subsidiaries.

(a) The Seller is the sole owner of, and has good and valid title to, all of the Shares, free and clear of any and all Encumbrances, and there are no limitations or restrictions on the Seller’s right to transfer such Shares to the Purchaser pursuant to this Agreement, in each case, other than restrictions on transfer of securities under applicable securities Laws. The Shares constitute all of the issued capital stock or other equity interests of the Company, and all of the Shares are duly authorized, validly issued, fully paid and non-assessable. None of the Shares have been issued in violation of any preemptive rights or rights of first refusal or first offer.

(b) (i) All of the issued Shares are free and clear of all Encumbrances, other than restrictions on transfer of securities under applicable securities Laws, (ii) there are no existing options, warrants, calls, pre-emptive rights, subscriptions or other rights, agreements, arrangements or commitments of any character, obligating the Company to issue, transfer or sell or cause to be issued, transferred or sold any equity securities and (iii) there are no stockholder agreements, voting trusts, proxies or other agreements or understandings with respect to the voting or transfer of the Shares.

(c) The Disclosure Letter includes a complete list, as of the date hereof, of each of the Company’s Subsidiaries, together with a list of the issued capital stock or other equity securities of the Company and each such Subsidiary.

(d) (i) All of the issued shares of capital stock or other equity securities of each of the Company’s Subsidiaries are free and clear of all Encumbrances (other than Permitted Encumbrances), (ii) there are no existing options, warrants, calls, pre-emptive rights, subscriptions or other rights, agreements, arrangements or commitments of any character, obligating any such Subsidiary to issue, transfer or sell or cause to be issued, transferred or sold any shares of its capital stock or other equity securities, and (iii) there are no stockholder agreements, voting trusts, proxies or other agreements or understandings with respect to the voting or transfer of the shares of capital stock or other equity securities of any of such Subsidiary.

3.5 Financial Statements; No Undisclosed Liabilities.

(a) Attached to the Disclosure Letter is a copy of the audited financial report of the Company and its Subsidiaries which comprises the audited statement of financial position as of 31 December 2011 (the “Balance Sheet”), the audited statement of comprehensive income, the audited statement of cash flows and the audited statement of changes in equity for the year ended on that date (together with the Balance Sheet, the “Financial Statements”). The Financial Statements give a true and fair view of the Seller’s and the consolidated entities’ financial position as of 31 December 2011 and of their performance for the year ended that date.

(b) The Company and its Subsidiaries do not have any liabilities or obligations of any nature that would be required to be stated on a balance sheet prepared in accordance with Australian Financial Reporting Standards , whether absolute, accrued, contingent or otherwise, other than liabilities and obligations (i) that are disclosed, reflected or reserved against on the Balance Sheet, (ii) incurred in the ordinary course of business since December 31, 2011, (iii) disclosed in or contemplated by this Agreement, the Data Site or the Disclosure Letter and/or (iv) that would not have a Material Adverse Effect.

(c) The Financial Statements provided have been provided to the Purchaser in a form which complies with the Australian Financial Reporting Standards.

3.6 Absence of Certain Changes.

(a) Except as contemplated by this Agreement, since December 31, 2011, the Company and its Subsidiaries have operated in the ordinary course of business in all material respects, and neither the Company nor any of its Subsidiaries has:

(i) adopted any change in its constitution;

(ii) adopted a plan or agreement of complete or partial liquidation, dissolution, restructuring, merger, consolidation, recapitalization or other reorganization;

(iii) (A) issued, sold, transferred, pledged, disposed of or encumbered any equity or other similar interests, (B) split, combined, subdivided or reclassified any equity or other similar interests or (C) granted any options, warrants or other rights to purchase or obtain any equity or other similar interests, in each case, of the Company or its Subsidiaries;

(iv) entered into any Material Contract or materially amended or modified any Material Contract, other than in the ordinary course of business, or materially increased the benefits under any Company Plan or modified any Company Plan where such modification has a material cost impact on the Company and its Subsidiaries, taken as a whole;

(v) entered into or consummated any transaction involving the acquisition of the business, stock, assets or other properties of any other Person for consideration in excess of $100,000 individually, or $1,000,000 in the aggregate;

(vi) other than pursuant to existing Material Contracts or in the ordinary course of business, sold, transferred or otherwise disposed of a material amount of assets or property;

(vii) other than in the ordinary course of business, incurred or guaranteed any Indebtedness or issued any note, bond or other debt security; or

(viii) entered into an agreement or binding commitment to do any of the foregoing.

(b) Since December 31, 2011 there has not been a Material Adverse Effect.

3.7 Taxes.

(a) The Company and each of its Subsidiaries has (i) duly filed, lodged or submitted (or there has been filed, lodged or submitted on its behalf) all Tax Returns required to be filed, lodged or submitted by it (taking into account all applicable extensions) in connection with the activities of the Company or its Subsidiaries (as the case requires) with the appropriate Taxing Authority and (ii) paid all Taxes due in accordance with such Tax Returns when payable. To the knowledge of the Seller, all such Tax Returns are true and correct in all material respects.

(b) To the knowledge of the Seller, there are no material Encumbrances for Taxes upon any property or assets of the Company or any of its Subsidiaries, except for Encumbrances for Taxes not yet due and payable or for which adequate reserves have been provided in the Financial Statements.

(c) To the knowledge of the Seller, there is no audit, examination, deficiency, refund litigation or proposed adjustment pending or in progress or threatened with respect to any material amount of Taxes of the Company, its Subsidiaries or the Seller (but in the case of the Seller, only with respect to the Business) in any material respect.

(d) To the knowledge of the Seller, neither the Company nor any of its Subsidiaries is a party to, is bound by or has any obligation under any Tax sharing, Tax allocation or Tax indemnity agreement or similar contract or arrangement in any material respect at Closing.

3.8 Intellectual Property.

(a) The Disclosure Letter includes a true and complete list (in all material respects) of all material applications and material registrations for Intellectual Property owned by the Company and its Subsidiaries.

(b) The Company and its Subsidiaries own or have valid rights to use all material Intellectual Property that is currently used in the conduct of the Business.

(c) To the knowledge of the Seller, the conduct of the Business as currently conducted does not infringe the Intellectual Property of any third Person.

(d) To the knowledge of the Seller, no third Person is infringing any Intellectual Property owned by the Company or any of its Subsidiaries.

(e) For purposes of this Agreement, “Intellectual Property” means all (i) Australian and foreign patents and applications therefor and all divisionals, reissues, re-examinations, extensions, continuations and continuations-in-part thereof, (ii) Australian and foreign trademarks, trade dress, service marks, trade names, domain names, whether registered or unregistered, and pending applications to register the same, including all renewals thereof and all goodwill associated therewith, (iii) Australian and foreign copyrights, whether registered or unregistered, and pending applications to register the same, and (iv) know-how and trade secrets.

(f) Notwithstanding anything to the contrary in this Agreement, this Section 3.8 contains the sole and exclusive warranties of the Seller with respect to Intellectual Property, including with respect to any infringement, misappropriation or other unauthorized use of Intellectual Property.

3.9 Legal Proceedings. There are no material claims, actions, suits or proceedings (or to the knowledge of the Seller, investigations) pending against or, to the knowledge of the Seller, threatened against, the Company, its Subsidiaries or any of their respective properties or assets by or before any Governmental Authority. Neither the Company, its Subsidiaries nor any of their respective properties or assets is or are subject to any material Governmental Order, and, to the knowledge of the Seller, there are no such Governmental Orders threatened to be imposed. To the knowledge of the Seller, there are no formal or informal material governmental inquiries or investigations or internal investigations pending or threatened relating to, affecting or involving the Company, its Subsidiaries or the Business. Notwithstanding the foregoing, this warranty does not apply to Intellectual Property matters or environmental matters, which subject matters are covered in their entirety and exclusively under Section 3.8 (Intellectual Property) and Section 3.11 (Environmental Matters), respectively.

3.10 Compliance with Laws; Permits.

(a) Since January 1, 2010, the Company and its Subsidiaries have been in material compliance with all Laws applicable in a material sense to the Business.

(b) The Company and its Subsidiaries possess all Permits necessary for the Company and its Subsidiaries to own, lease and operate their respective properties and assets and to carry on the Business as now being conducted, except where the failure to have any Permit would not have, individually or in the aggregate, a Material Adverse Effect. Except as would not have, individually or in the aggregate, a Material Adverse Effect, (i) each such Permit is valid and in full force and effect either pursuant to its terms or by operation of law, (ii) to the knowledge of the Seller, there exist no facts or circumstances that make it likely that any such Permit will not be renewed or extended on commercially reasonable terms, and (iii) as of the date hereof, no Governmental Authority has commenced, or given written notice to the Company or its Subsidiaries that it intends to commence, a proceeding to revoke or suspend any such Permit.

(c) Notwithstanding the foregoing, the warranties contained in this Section 3.10 do not apply to Taxes, Intellectual Property, environmental matters, employee matters, Company Plans or Seller Plans, which subject matters are covered in their entirety and exclusively under Sections 3.7 (Taxes), 3.8 (Intellectual Property), 3.11 (Environmental Matters), 3.12 (Employee Matters and Benefit Plans) and 3.15 (Labor), respectively.

3.11 Environmental Matters.

(a) To the knowledge of the Seller, except for such matters as would not have, individually or in the aggregate, a Material Adverse Effect, (i) the Company and its Subsidiaries are in compliance with all applicable Environmental Laws, (ii) none of the properties owned by the Company or its Subsidiaries contain any Hazardous Substance as a result of any activity of the Company or its Subsidiaries in amounts exceeding the levels permitted by applicable Environmental Laws, (iii) neither the Company nor any of its Subsidiaries is subject to any outstanding notices, demand letters or requests for information from any federal, state, local or foreign Governmental Authority indicating that the Company or any of its Subsidiaries may be in violation of, or liable under, any applicable Environmental Law in connection with the ownership or operation of the Business, (iv) no Hazardous Substance has been disposed of, released or transported in violation of any applicable Environmental Law, or in a manner giving rise to any liability under any applicable Environmental Law, from any properties owned by the Company or its Subsidiaries as a result of any activity of the Company or its Subsidiaries during the time such properties were owned, leased or operated by the Company or its Subsidiaries and (v) neither the Company, its Subsidiaries nor any of their respective properties are subject to any suit, settlement, court order, administrative order, regulatory requirement, judgment or written claim asserted or arising under any applicable Environmental Law.

(b) For purposes of this Agreement, (i) “Environmental Law” means any Law relating to (A) the protection, preservation or restoration of the environment (including air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource) or (B) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of, Hazardous Substances, in each case as in effect as of the date hereof, and (ii) “Hazardous Substance” means any substance presently listed, defined, designated or classified as hazardous, toxic, radioactive or dangerous, or otherwise regulated, under any Environmental Law. Hazardous Substance includes any substance as to which exposure is regulated by any Governmental Authority or any Environmental Law, including any toxic waste, pollutant, contaminant, hazardous substance, toxic substance, hazardous waste, special waste, industrial substance or petroleum or any derivative or byproduct thereof, radon, radioactive material, asbestos, or asbestos containing material, urea formaldehyde, foam insulation or polychlorinated biphenyls.

3.12 Employee Matters and Superannuation.

(a) Each stock option, stock purchase or equity-based compensation plan, arrangement or agreement, in each case, that is sponsored or maintained by the Company or its Subsidiaries and that affects or covers any employee(s) of the Company or its Subsidiaries (an “Employee”) has been identified in the Data Site or the Disclosure Letter (each a “Company Plan” and, collectively, the “Company Plans”).

(b) Each stock option, stock purchase or equity-based compensation, plan, arrangement or agreement, in each case, that is sponsored or maintained by the Seller or any of its Affiliates (other than the Company or its Subsidiaries) and that affects or covers any Employee(s), has been identified in the Data Site or the Disclosure Letter (each a “Seller Plan” and, collectively, the “Seller Plans”).

(c) True and complete copies of the most recent copy of each Company Plan and each Seller Plan (if any) have been Made Available to the Purchaser.

(d) The consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event: (i) accelerate the time of payment or vesting, or trigger any payment or funding, or increase the amount of, compensation or benefits due any Employee or trigger any other material obligation pursuant to, any Company Plan or (ii) result in any breach or violation of, or a default under, any Company Plan.

(e) Except for their commitments to contribute to superannuation funds to which the Company or its Subsidiaries contribute on behalf of Employees immediately prior to the date of this Agreement (“Company Funds”), the Company and its Subsidiaries have no Superannuation Commitments. With respect to the Company Funds, there are no outstanding or unpaid contributions by the Company or its Subsidiaries.

(f) The Company and its Subsidiaries have complied with the Superannuation Commitments in relation to the Employees and any other person who the Company and its Subsidiaries are obliged to make Superannuation Commitments in relation to.

(g) This Section 3.12 contains the sole and exclusive warranties of the Seller with respect to the Company Plans, the Seller Plans and Superannuation Commitments.

3.13 Material Contracts.

(a) The Data Site contains full and complete copies of each of the following types of Contracts to which the Company or any of its Subsidiaries is a party or is otherwise bound as of the date hereof (all Contracts of the type described below in this Section 3.13(a) being referred to herein as “Material Contracts”):

(i) any Contract pursuant to which the Company or any of its Subsidiaries paid amounts in excess of $1,000,000 or received amounts in excess of $250,000 individually within the 12-month period prior to the date of this Agreement;

(ii) any loan, guarantee of Indebtedness or credit agreement, note, bond, mortgage, indenture or other binding commitment relating to Indebtedness in an amount in excess of $250,000 individually, other than (A) accounts receivables and payables and (B) loans to or from direct or indirect wholly-owned Subsidiaries of the Company;

(iii) any Contract entered into after December 31, 2009 that involves the acquisition or disposition of (A) an asset or item of capital stock or other voting securities or equity interests of the Company or any of its Subsidiaries or (B) an asset or an item of capital stock or other voting securities or equity interests of another Person, in each case, for consideration in excess of $500,000 excluding sales and purchases of inventory.

(iv) any non-competition or other similar agreement that prohibits or otherwise restricts, in any material respect, the Company or any of its Subsidiaries from freely engaging in a material part of its business anywhere in the world (including any agreement that restricts, in any material respect, the Company or any of its Subsidiaries from competing in any line of business which is material to the Company);

(v) any Contract that creates a partnership or joint venture with respect to any material portion of the Business; or

(vi) any material settlement or similar material agreement with any Governmental Authority or order or consent of a Governmental Authority involving future performance by the Company or any of its Subsidiaries (excluding, for the avoidance of doubt, customary Permits).

(b) Neither the Company nor any of its Subsidiaries has received written notice that it is in breach of or default under the terms of any Material Contract where such breach or default would have, individually or in the aggregate, a Material Adverse Effect. To the knowledge of the Seller, no other party to any Material Contract is in breach of or default under the terms of any Material Contract where such breach or default would have, individually or in the aggregate, a Material Adverse Effect. Except as would not have, individually or in the aggregate, a Material Adverse Effect, each Material Contract is a valid and binding obligation of the Company or the applicable Company Subsidiary which is party thereto and, to the knowledge of the Seller, of each other party thereto, and is in full force and effect, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

3.14 Real Properties.

(a) Except as would not have, individually or in the aggregate, a Material Adverse Effect, the Company and its Subsidiaries own and have valid title to all of their respective owned real properties (“Owned Real Property”) and have valid leasehold interests in all of their respective leased real properties (“Leased Real Property”), free and clear of all Encumbrances (other than Permitted Encumbrances and all other title exceptions, defects, encumbrances and other matters, whether or not of record, which do not materially affect the continued use of the property for the purposes for which the property is currently being used by the Company or its Subsidiaries as of the date hereof). The Disclosure Letter includes a complete list, as of the date hereof, of the address of each parcel of Owned Real Property and Leased Real Property.

(b) The Owned Real Property and the Leased Real Property (together the “Real Property”) comprises all the freehold and leasehold premises owned, used or occupied by the Company and its Subsidiaries.

(c) The Company and its Subsidiaries have exclusive occupation and quiet enjoyment of the Real Property.

(d) The Company and its Subsidiaries do not have any freehold interest in land other than the Owned Real Property or any leasehold interest in land except for the Leased Real Property.

(e) The Company or its Subsidiaries have not received any notices, orders, declarations, reports, determinations, or recommendations relating to the Real Property from any Government Authority in respect of which any issue remains outstanding.

(f) The Company and its Subsidiaries have not received any notice and are not aware of any subsisting breaches of the leases over the Leased Real Property.

3.15 Labor. Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or any other labor-related agreement with any labor union or labor organization applicable to Employees, nor is any such agreement currently being negotiated. No material work stoppage involving the Company or its Subsidiaries is pending or, to the knowledge of the Seller, threatened by any labor dispute. To the knowledge of the Seller, the Company and its Subsidiaries have complied in all material respects with all obligations arising under law, equity or statute, award, enterprise agreement or other instrument made or approved under any applicable law with respect to the employment of Employees. Neither the Seller, the Company nor any of the Company’s Subsidiaries has received any written notice of any material breach by the Company or its Subsidiaries of any of its legal or contractual obligations concerning the employment of any of the Employees. None of the Employees has made a material workers’ compensation claim that remains unresolved.

3.16 Insurance. The Seller has Made Available to the Purchaser complete copies of all material policies of insurance maintained by or on behalf of the Company and its Subsidiaries with respect to their properties and assets, or true and complete summaries of the material terms of such insurance policies. The Disclosure Letter includes a list of all material insurance policies relating to the Business that are not held by the Company or its Subsidiaries. All insurance policies relating to the Business are in full force and effect as at the date of this Agreement. Neither the Seller, the Company nor any of the Company’s Subsidiaries has received: (a) any written notice regarding the cancellation or invalidation of any of the existing insurance policies relating to the Business or regarding any actual or possible adjustment in the amount of the premiums payable with respect to any such policy or (b) any written notice regarding any refusal of coverage under, or any rejection of any claim under, any such policy.

3.17 Finder’s Fee. Except for fees for which the Seller or its Affiliates (other than the Company and its Subsidiaries) will be exclusively responsible, none of the Seller, the Company nor any of the Company’s Subsidiaries has incurred any liability to any party for any brokerage or finder’s fee or agent’s commission, or the like, in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Seller, the Company or their Subsidiaries.

3.18 Assets

(a) All of the material assets used by the Company and its Subsidiaries in the Business as at 31 December 2011 are disclosed in the Balance Sheet (as to value) and in the plant and equipment registers, and at Closing all of the material assets used by the Company and its Subsidiaries in the Business as at the Closing Date will be:

(i) owned legally and beneficially by the Company or its Subsidiaries, except for any asset disclosed as being subject to hire purchase, lease or rental agreements which the Company and its Subsidiaries have, and will have at Closing, a legally enforceable right to use; and

(ii) are, and will be at Closing be all of the material assets necessary to conduct the Business.

(b) The Key Assets used by the Company or its Subsidiaries (when taken as a whole) as at the Closing Date and having regard to their age and condition (having been maintained in the ordinary course of business):

(i) are not subject to any known material defect which may impact the operation of the Key Assets or adversely impact the operation of the Business;

(ii) are in satisfactory working order; and

(iii) are capable of doing the work for which they were designed, licensed or purchased; and

(iv) are recorded in the plant and equipment registers of the Company or its Subsidiaries.

(c) No notice has been served on the Company, its Subsidiaries or the Seller by any Governmental Authority which might materially impair, prevent or otherwise materially interfere with the Company or its Subsidiaries use of or proprietary rights in any of its assets.

3.19 No insolvency regime.

None of the following has occurred and is subsisting, or is threatened, in relation to the Seller, the Company or its Subsidiaries:

(a) an application to a court for an order, or the making of any order, that it be wound up or that a liquidator or provisional liquidator be appointed;

(b) a resolution by the directors or members that it be wound up;

(c) the convening of a meeting or passing of a resolution to appoint an official manager;

(d) a scheme of arrangement or composition with, or assignment for the benefit of, or other arrangement with all or a class of creditors;

(e) the taking of any action to seize, take possession of or appoint a receiver or receiver and manager or agent in possession over any part of its assets;

(f) the appointment of an administrator; or

(g) any act or matter having a similar legal or economic effect under the laws of any jurisdiction.

3.20 No rights etc.

There are no facts, matters or circumstances which give any person the right to apply to liquidate or to wind up the Company, its Subsidiaries or the Seller or place the Company, its Subsidiaries or the Seller under official management.

3.21 Accuracy of Information

(a) All information in the Data Site and the Disclosure Letter, is to the best of the Seller’s knowledge accurate in all material respects. None of that information is misleading in any material particular, whether by inclusion of misleading information or omission of material information or both.

(b) Prior to the execution of this Agreement the Seller has disclosed in writing to the Purchaser all material facts, material information and material circumstances relating to the Business or assets or liabilities of the Company and its Subsidiaries or otherwise relating to the subject matter of this Agreement of which it has knowledge which might, if disclosed, reasonably be expected to materially affect the decision of a reasonable purchaser to purchase the Shares or materially affect the price at which or the terms on which a reasonable purchaser might be willing to purchase the Shares.

3.22 DISCLAIMER OF REPRESENTATIONS AND OTHER WARRANTIES. THE SELLER MAKES NO REPRESENTATION REGARDING THE WARRANTIES SET FORTH IN THIS ARTICLE III AND THE PURCHASER ACKNOWLEDGES THAT THE WARRANTIES SET FORTH IN THIS ARTICLE III ARE NOT REPRESENTATIONS. EXCEPT AS EXPRESSLY SET FORTH IN THIS ARTICLE III, THE SELLER MAKES NO REPRESENTATION OR WARRANTY OF ANY KIND WHATSOEVER, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, IN CONNECTION WITH OR WITH RESPECT TO THE COMPANY, ITS SUBSIDIARIES, THE SHARES, THE BUSINESS OR OTHERWISE, OR WITH RESPECT TO ANY INFORMATION PROVIDED TO THE PURCHASER, INCLUDING WITH RESPECT TO ANY REPRESENTATIONS OR WARRANTIES OF MERCHANTABILITY, FITNESS FOR ANY PARTICULAR PURPOSE OR USE, TITLE, NON-INFRINGEMENT OR ENVIRONMENTAL MATTERS. ALL REPRESENTATIONS AND ALL OTHER WARRANTIES ARE HEREBY DISCLAIMED BY THE SELLER. THE PURCHASER ACKNOWLEDGES THAT IT DOES NOT RELY ON ANY REPRESENTATION OR WARRANTY, WHETHER EXPRESS OR IMPLIED, MADE BY OR ON BEHALF OF THE SELLER, OTHER THAN THE WARRANTIES SET FORTH IN THIS ARTICLE III AND MUST NOT MAKE ANY CLAIM ASSERTING RELIANCE ON ANY REPRESENTATION OR WARRANTY, OTHER THAN THE WARRANTIES SET FORTH IN THIS ARTICLE III.

ARTICLE IV

WARRANTIES OF THE PURCHASER

The Purchaser hereby warrants to the Seller, as of the date hereof:

4.1 Corporate Status. The Purchaser is a legal entity duly organized, validly existing and in good standing under the Laws of Australia and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to be so organized, validly existing or in good standing, or to have such power or authority, would not have a Purchaser Material Adverse Effect. The Purchaser has made available to the Seller prior to the date of this Agreement true and complete copies of the constitution of the Purchaser, each as amended through the date hereof. The Purchaser is not in violation of its constitution in any material respect.

4.2 Authority. The Purchaser has all requisite corporate power and authority to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance by the Purchaser of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of the Purchaser, and no other proceedings on the part of the Purchaser are necessary to authorize the execution, delivery and performance by the Purchaser of this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Purchaser, and, assuming due authorization and delivery by the Seller, this Agreement constitutes a valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

4.3 No Conflict; Required Filings.

(a) The execution, delivery and performance by the Purchaser of this Agreement and the consummation by the Purchaser of the transactions contemplated by this Agreement do not and will not (i) contravene or conflict with the constitution of the Purchaser, (ii) assuming compliance with the matters referenced in Section 4.3(b), contravene or conflict with or constitute a violation of any provision of any Law binding upon or applicable to the Purchaser or any of its Affiliates or any of their respective properties or assets or (iii) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or to the loss of a material benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, contract, instrument, permit, concession, franchise, right or license binding upon the Purchaser or any of its Affiliates or result in the creation of any Encumbrance (other than Permitted Encumbrances) upon any of the properties or assets of the Purchaser or any of its Affiliates, other than, in the case of clauses (ii) and (iii), any such contravention, conflict, violation, default, termination, cancellation, acceleration, loss or Encumbrance that would not have, individually or in the aggregate, a Purchaser Material Adverse Effect.

(b) No material consent of, or registration, declaration, notice or filing with, any Governmental Authority is required to be obtained or made by the Purchaser or any of its Affiliates in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby, other than (i) if applicable, compliance with, filings under and formal clearance of the transactions contemplated by this Agreement by the ACCC for the purposes of Part IV of the CC Act, (ii) if applicable, filings with and approval from the FIRB for the purposes of the FAT Act, (iii) confirmations to the ACMA that the Purchaser and all directors and officers of the Purchaser are not disqualified entities or disqualified persons for the purposes of the Telecom Act and (iv) those that, if not made or obtained, individually or in the aggregate, would not materially hinder or materially delay the Closing or reasonably be expected to result in a Purchaser Material Adverse Effect.

4.4 Legal Proceedings. There are no claims, actions, suits, investigations or proceedings pending or, to the knowledge of the Purchaser, threatened, against the Purchaser or any of its Affiliates or any of their respective properties or assets before any Governmental Authority, except as would not reasonably be expected to have a Purchaser Material Adverse Effect.

4.5 Financing; Guarantee.

(a) The Purchaser has provided the Seller with true, accurate and complete copies of an executed debt commitment letter and related term sheets excluding any details on any fees or interest rate terms payable by the Purchaser (“Financing Commitment”) from Goldman Sachs Lending Partners LLC (the “Lender”) pursuant to which, and subject to the terms and conditions of which, the Lender has committed to provide the Purchaser with loans in the amounts described therein, the proceeds of which may be used to consummate the transactions contemplated by this Agreement (the “Financing”). The Financing Commitment is a legal, valid and binding obligation of the Purchaser and the other parties thereto. The Financing Commitment is in full force and effect, and the Financing Commitment has not been withdrawn, rescinded or terminated or otherwise amended or modified in any respect, and no such amendment or modification is contemplated. The Purchaser is not in breach of any of the terms or conditions set forth in the Financing Commitment, and no event has occurred which, with or without notice, lapse of time or both, could reasonably be expected to constitute a breach, default or failure to satisfy any condition precedent set forth therein. As of the date hereof, the Purchaser is not aware of any fact or occurrence existing on the date hereof that, with or without notice, lapse of time or both, could reasonably be expected to (A) make any of the assumptions or any of the statements set forth in the Financing Commitment inaccurate, (B) result in any of the conditions in the Financing Commitment not being satisfied, (C) cause the Financing Commitment to be ineffective or (D) otherwise result in the Financing not being available on a timely basis in order to consummate the transactions contemplated by this Agreement. As of the date hereof, the Lender has not notified the Purchaser of its intention to terminate the Financing Commitment or not to provide the Financing. The net proceeds from the Financing will be sufficient to consummate the transactions contemplated by this Agreement and to pay any fees and expenses of or payable by the Purchaser in connection therewith. The Purchaser has paid in full any and all commitment or other fees required by the Financing Commitment that are due as of the date hereof, and will pay, after the date hereof, all such commitments and fees as they become due. There are no side letters, understandings or other agreements or arrangements relating to the Financing to which the Purchaser or any of its Affiliates are a party. There are no conditions precedent or other contingencies related to the funding of the full amount of the Financing or the conditions precedent thereto, other than as set forth in the Financing Commitment (the “Disclosed Conditions”). No Person has any right to impose, and none of the Lender or the Purchaser has any obligation to accept, any condition precedent to such funding other than the Disclosed Conditions nor any reduction to the aggregate amount available under the Financing Commitment on the Closing Date (nor any term or condition which would have the effect of reducing the aggregate amount available under the Financing Commitment on the Closing Date). The Purchaser has no reason to believe that it will be unable to satisfy on a timely basis any conditions to the funding of the full amount of the Financing, or that the Financing will not be available to the Purchaser on the Closing Date. For the avoidance of doubt, it is not a condition to Closing under this Agreement for the Purchaser to obtain the Financing or any alternative financing.

(b) If the Purchaser secures alternative funding arrangements with another party or parties (the “New Lender”) prior to Closing (the “New Financing”), it may provide the Seller with true, accurate and complete copies of the executed debt commitment letter and related term sheets (the “New Financing Commitment”) in respect of such New Financing, and if the Seller is satisfied (acting reasonably) with the New Financing, the New Financing Commitment and the New Lender and communicates such satisfaction to the Purchaser (in writing), then from the time of that written communication a reference in this Agreement to:

(i) the “Lender” will be deemed to be a reference to the “New Lender”;

(ii) the “Financing” will be deemed to be a reference to the “New Financing”; and

(iii) the “Financing Commitment” will be deemed to be a reference to the “New Financing Commitment”.

(c) For the avoidance of doubt, and without limitation, the parties agree that the Seller would be acting reasonably for the purposes of clause 4.5(b) if the Seller was not satisfied with New Financing on the basis that the New Financing would cause a delay to Closing.

4.6 Finder’s Fee. Neither the Seller nor the Company nor any of their respective stockholders, members, option holders, directors, managers, officers or Affiliates will incur any liability to any party for any brokerage or finder’s fee or agent’s commission, or the like, in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Purchaser or its Affiliates.

4.7 No Additional Warranties; No Representations.

(a) The Purchaser acknowledges that it and its representatives (i) have received access to such books and records, facilities, equipment, contracts and other assets of the Seller, the Company and the Company’s Subsidiaries which it and its representatives have desired or requested to review, (ii) have had access to the Data Site, (iii) have conducted an independent investigation of the Company and its Subsidiaries and the transactions contemplated by this Agreement and (iv) have had full opportunity to meet with the management of the Seller, the Company and the Company’s Subsidiaries and to discuss and ask questions regarding the Business.

(b) The Purchaser acknowledges that none of the Seller, the Company, the Company’s Subsidiaries nor any Person has made any representation or any warranty, express or implied, as to the accuracy or completeness of any information regarding the Company, its Subsidiaries or the Business furnished or made available to the Purchaser and its representatives, except for those warranties expressly set forth in Article III (which is subject to the contents of the Data Site and the Disclosure Letter), and none of the Seller, the Company, the Company’s Subsidiaries nor any other Person shall be subject to any liability to the Purchaser or any other Person resulting from the Seller’s or the Company’s making available to the Purchaser or the Purchaser’s use of such information, or any information, documents or material made available to the Purchaser in the due diligence materials provided to the Purchaser, including in the Data Site, in management presentations (formal or informal) or in any other form in connection with the transactions contemplated by this Agreement. Without limiting the foregoing, the Seller make no representation or warranty to the Purchaser with respect to any financial projections or forecasts relating to the Company, its Subsidiaries or the Business, whether or not included in any management presentation.

4.8 DISCLAIMER OF REPRESENTATIONS AND OTHER WARRANTIES.

THE PURCHASER MAKES NO REPRESENTATION REGARDING THE WARRANTIES SET FORTH IN THIS ARTICLE IV AND THE SELLER ACKNOWLEDGES THAT THE WARRANTIES SET FORTH IN THIS ARTICLE IV ARE NOT REPRESENTATIONS. EXCEPT AS EXPRESSLY SET FORTH IN THIS ARTICLE IV, THE PURCHASER MAKES NO REPRESENTATION OR WARRANTY OF ANY KIND WHATSOEVER, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, IN CONNECTION WITH OR WITH RESPECT TO ANY INFORMATION PROVIDED TO THE SELLER, INCLUDING WITH RESPECT TO ANY REPRESENTATIONS OR WARRANTIES OF MERCHANTABILITY, FITNESS FOR ANY PARTICULAR PURPOSE OR USE, TITLE OR NON-INFRINGEMENT. ALL REPRESENTATIONS AND ALL OTHER WARRANTIES ARE HEREBY DISCLAIMED BY THE PURCHASER. THE SELLER ACKNOWLEDGES THAT IT DOES NOT RELY ON ANY REPRESENTATION OR WARRANTY, WHETHER EXPRESS OR IMPLIED, MADE BY OR ON BEHALF OF THE PURCHASER, OTHER THAN THE WARRANTIES SET FORTH IN THIS ARTICLE IV AND MUST NOT MAKE ANY CLAIM ASSERTING RELIANCE ON ANY REPRESENTATION OR WARRANTY, OTHER THAN THE WARRANTIES SET FORTH IN THIS ARTICLE IV.

ARTICLE V

COVENANTS

5.1 Interim Operations

From and after the date hereof, the Seller shall cause the Company and its Subsidiaries to conduct their respective businesses in the ordinary course consistent with past practice (including but not limited to in relation to sale practices and accounting practices) and use their commercially reasonable efforts to preserve intact the assets, properties and relationships with Employees and third parties having material business dealings with the Company and its Subsidiaries. Without limiting the generality of the foregoing, except (a) as otherwise required by this Agreement, (b) for actions approved in writing by the Purchaser (which approval shall not be unreasonably withheld, conditioned or delayed), (c) as required to comply with applicable Law or (d) as described in the Disclosure Letter, from and after the date hereof, the Seller shall cause the Company and its Subsidiaries not to take any of the following actions:

(i) adopt any change in its constitution;

(ii) adopt a plan or agreement of complete or partial liquidation, dissolution, restructuring, merger, consolidation, restructuring, recapitalization or other reorganization;

(iii) (A) issue, sell, transfer, pledge, dispose of or encumber the Shares or any other equity or similar interests of the Company or any of its Subsidiaries or (B) grant any option, warrant or other right to purchase or obtain, or otherwise dispose of or encumber, the Shares or any other equity or similar interests of the Company or any of its Subsidiaries;

(iv) enter into or consummate any transaction involving the acquisition of the business, stock, assets or other properties of any other Person for consideration in excess of $100,000 individually, or $1,000,000 in the aggregate;

(v) sell, lease, license, transfer, exchange or swap, mortgage or otherwise encumber, or subject to any Encumbrance (other than Permitted Encumbrance) or otherwise dispose of any material portion of its material properties or assets with a value or purchase price in the aggregate in excess of $500,000 other than (A) in the ordinary course of business, (B) pursuant to existing agreements in effect prior to the date hereof, (C) as may be required by applicable Law or any Governmental Authority in order to permit or facilitate the consummation of the transactions contemplated by this Agreement, (D) dispositions of obsolete or worthless assets or (E) transactions among the Company and/or any of its Subsidiaries;

(vi) incur, assume, guarantee, prepay or otherwise become liable for any Indebtedness, other than (A) in the ordinary course of business, (B) any Indebtedness among the Company and/or any of its Subsidiaries, (C) guarantees by the Company of Indebtedness of its Subsidiaries, and (D) Indebtedness incurred pursuant to agreements in effect prior to the execution of this Agreement;

(vii) enter any Contract pursuant to which the Company or any of its Subsidiaries will be liable to pay amounts in excess of $100,000 or receive amounts in excess of $250,000 individually within a 12-month period;

(viii) enter into, renew, amend or modify in any material respect, or terminate any Material Contract, other than in the ordinary course of business; provided, however, that nothing in this Agreement shall prevent the Company or its Subsidiaries from entering into employment agreements or severance agreements, in each case, with employees in the ordinary course of business;

(ix) incur or commit to any capital expenditures other than capital expenditures incurred or committed in the ordinary course of business, or enter into any new line of business;

(x) (A) make, change or revoke any material Tax election, (B) file any material amended Tax Return or (C) settle or compromise any material liability for Taxes or surrender any material claim for a refund of Taxes;

(xi) materially change its financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by the Australian Financial Reporting Standards or applicable Law; or

(xii) authorize, or agree or commit to do, whether in writing or otherwise, any of the foregoing.

5.2 No Alternate Transaction.

During the period from the date of this Agreement to the Closing Date (inclusive), the Seller must not, and the Seller and the Guarantor must procure that none of its Affiliates, officers, employees, agents or representatives nor any of the Company or its Subsidiaries or their Affiliates nor any of their officers, employees, agents or representatives, take, directly or indirectly, any of the following actions:

(a) solicit, encourage, initiate or participate in any inquiry, negotiations or discussions, or enter into any agreement, with respect to any offer or proposal to acquire any material part of the Company or its Subsidiaries business, properties or technologies, or any amount of the share capital of the Company or its Subsidiaries, whether by purchase of shares, assets, reconstruction or otherwise, or effect any such transaction;

(b) disclose any information not customarily disclosed to any third party concerning the Company or its Subsidiaries business, technologies and properties, nor afford to any person (other than the Purchaser or their respective representatives) access to the Company or its Subsidiaries properties, technologies, books or records, not customarily afforded such access;

(c) assist or cooperate with any third party to make any proposal to purchase all or any part of the Company or its Subsidiaries share capital or all or any material part of the Company or its Subsidiaries assets; or

(d) enter into any agreement with any third party providing for the acquisition of either of the Company or its Subsidiaries, whether by purchase of shares, assets, reconstruction or otherwise, or effect any such transaction.

5.3 Reasonable Best Efforts.

(a) Subject to the terms and conditions set forth in this Agreement, each of the Seller and the Purchaser shall use its reasonable best efforts (subject to, and in accordance with, applicable Law) to take promptly, or cause to be taken, all actions, and to do promptly, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable Laws to consummate and make effective the transactions contemplated by this Agreement, including (i) the obtaining of all necessary actions or non-actions, waivers, consents and approvals from Governmental Authorities and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action by, any Governmental Authority, (ii) the obtaining of all necessary consents, approvals or waivers from third parties, (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby and (iv) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated hereby; provided, however, that in no event shall the Seller, the Company or any of their Subsidiaries be required to pay any fee, penalty or other consideration to any third party for any consent or approval required for the consummation of the transactions contemplated by this Agreement under any Contract, nor shall the Seller, the Company nor any of their Subsidiaries be required to materially modify any Contract, except as expressly contemplated by this Agreement.

(b) Without limiting the foregoing, each of the Seller and the Purchaser shall (i) promptly, but in no event later than ten (10) business days after the date hereof, make their respective filings and thereafter make any other required submissions under the CC Act, the FAT Act and the Telcom Act, as applicable, (ii) use their respective reasonable best efforts to cooperate with each other in (A) determining whether any filings are required to be made with, or consents, permits, authorizations, waivers or approvals are required to be obtained from, any third parties or other Governmental Authorities in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement, (B) promptly providing each other with all information necessary for the preparation of such filings on a timely basis, and (C) timely making all such filings and timely seeking all such consents, permits, authorizations or approvals, (iii) use their respective reasonable best efforts to take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement, including taking all such further actions as may be necessary to resolve such objections and/or inquiries, if any, as the ACCC, the ACMA, the FIRB, state antitrust enforcement authorities or any competition authorities, regulatory authorities or national security authorities of any other nation or other jurisdiction or any other Person may assert under any applicable Law with respect to the transactions contemplated by this Agreement, and to avoid or eliminate each and every impediment under any Law that may be asserted by any Governmental Authority with respect to the transactions contemplated by this Agreement so as to enable the Closing to occur as soon as reasonably possible, including, without limitation (X) proposing, negotiating, committing to and effecting, by consent decree, hold separate order, trust or otherwise, the sale, divestiture or disposition of such assets or businesses of the Purchaser or its Subsidiaries or Affiliates or of the Company or its Subsidiaries and (Y) otherwise taking or committing to take actions that after the Closing Date would limit the freedom of the Purchaser or its Subsidiaries’ (including the Company’s and its Subsidiaries’) or Affiliates’ freedom of action with respect to, or its ability to retain, one or more of its or its Subsidiaries’ (including the Company’s or its Subsidiaries’) businesses, product lines or assets, in each case as may be required in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding which would otherwise have the effect of preventing or materially delaying the Closing, and (iv) subject to applicable legal limitations and the instructions of any Governmental Authority, keep each other apprised of the status of and cooperate with each other with respect to matters relating to the completion of the transactions contemplated thereby, including promptly furnishing the other with copies of notices or other communications received by the Seller, the Company or the Purchaser, as the case may be, or any of their respective Affiliates, from any third party and/or any Governmental Authority with respect to such transactions.

(c) Each of the Seller and the Purchaser shall permit counsel for the other party reasonable opportunity to review in advance, and consider in good faith the views of the other party in connection with, any proposed written communication to any Governmental Authority. Each of the Seller and the Purchaser agrees not to participate in any substantive meeting or discussion, either in person or by telephone, with any Governmental Authority in connection with the transactions contemplated by this Agreement unless it consults with the other party in advance and, to the extent not prohibited by such Governmental Authority, gives the other party the opportunity to attend and participate. Upon receipt of prior notice thereof, each of the Seller and the Purchaser shall ensure that its appropriate officers and employees shall be available to attend, as the other party or the applicable Governmental Authority may request, any scheduled hearings or meetings in connection with the matters addressed by this Section 5.2. Notwithstanding anything to the contrary in this Section 5.2, materials provided to the other party or its outside counsel may be redacted to remove any estimate of the valuation of the Company, its Subsidiaries or the Business, or the identities of other potential acquirers. Each of the Seller and the Purchaser shall take reasonable efforts to share information protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege pursuant to this Section 5.2 so as to preserve any applicable privilege.

(d) Except as expressly contemplated by this Agreement, the Purchaser shall not, and the Purchaser shall cause its Affiliates not to, take any action (including any acquisition of businesses or assets) which would reasonably be expected to prevent or delay the consummation of the transactions contemplated by this Agreement due to the actions of any Governmental Authority.

(e) The Purchaser will, and the Seller will procure that Primus Telecommunications Inc does, use best endeavours to negotiate in good faith a “Transition Service Agreement” between the Purchaser and Primus Telecommunications Inc, a working but un-negotiated draft of which is attached hereto as Exhibit A. The Purchaser and the Seller agree that the terms of the final “Transition Services Agreement” shall include a term of 180 days and that the services will be provided (where commercial arrangements are currently in place) on terms that are no less favourable than the terms currently in place between Primus Telecommunications Inc and the Company or its Subsidiaries at the date of this Agreement. For the avoidance of doubt the parties expressly acknowledge that finalization and execution of the “Transition Services Agreement” is not a condition to Closing.

5.4 Financing

(a) The Purchaser shall, and shall cause each of its Affiliates to, use its best efforts to obtain the Financing on the terms and conditions described in the Financing Commitment, including using its best efforts to (i) comply with its obligations under the Financing Commitment, (ii) maintain in effect the Financing Commitment, (iii) negotiate and enter into definitive agreements with respect to the Financing Commitment on terms and conditions no less favorable to the Purchaser than those contained in the Financing Commitment, (iv) satisfy on a timely basis all conditions applicable to the Purchaser contained in the Financing Commitment (or any definitive agreements related thereto), including the payment of any commitment, engagement or placement fees required as a condition to the Financing, (v) enforce all of its rights under the Financing Commitment (or any definitive agreements related thereto) and (vi) consummate the Financing at or prior to the Closing Date (it being understood that it is not a condition to the Closing under this Agreement, nor to the consummation of the transactions contemplated hereby, for the Purchaser to obtain the Financing or any alternative financing). The Purchaser shall keep the Seller informed on a reasonable basis and in reasonable detail of the status of its efforts to arrange the Financing (including providing the Seller with copies of all definitive agreements and other documents related to the Financing). The Purchaser shall give the Seller prompt notice upon becoming aware of any breach by any party of either of the Financing Commitment or any termination of the Financing Commitment. The Purchaser shall not, without the prior written consent of the Seller, amend, modify, supplement or waive any of the conditions or contingencies to funding contained in the Financing Commitment (or any definitive agreements related thereto) or any other provision of, or remedies under, the Financing Commitment (or any definitive agreements related thereto), in each case to the extent such amendment, modification, supplement or waiver could reasonably be expected to have the effect of (A) adversely affecting the ability of the Purchaser to timely consummate the transactions contemplated by this Agreement or (B) amending, modifying, supplementing or waiving the conditions or contingencies to the Financing in a manner materially adverse to the Seller. In the event all conditions applicable to the Financing Commitment have been satisfied, the Purchaser shall use its best efforts to cause the Lender to fund the Financing required to consummate the transactions contemplated by this Agreement (including by taking enforcement action to cause the persons providing the Financing to fund such Financing). In the event that any portion of the Financing becomes unavailable, the

Purchaser shall notify the Seller and use its best efforts to arrange alternative financing from the same or other sources on terms and conditions not materially less favorable in the aggregate to the Purchaser than those contained in the Financing Commitment as of the date hereof, and in an amount sufficient to timely consummate the transactions contemplated by this Agreement on the terms and conditions set forth herein.

(b) The Seller will, and will cause the Company to, at the Purchaser’s sole expense, cooperate reasonably with the Purchaser and its authorized representatives in connection with the arrangement of the Financing, including (i) participating in a reasonable number of meetings on reasonable advance notice, (ii) furnishing information (including financial statements) reasonably required to be included in the preparation of offering memoranda, private placement memoranda, prospectuses and similar documents, and (iii) cooperation in respect of the preparation of any underwriting or placement agreements, pledge and security documents and other definitive financing documents; provided that the Company shall not be required to become subject to any obligations with respect to such agreements or documents prior to the Closing. Any information provided to the Purchaser pursuant to this Section 5.3(b) shall be subject to the Confidentiality Agreement. The Purchaser acknowledges and agrees that the Seller, the Company and their respective Affiliates and representatives shall not have any responsibility for, or incur any liability to any Person under or in connection with, the arrangement of the Financing or any alternative financing that the Purchaser may raise in connection with the transactions contemplated by this Agreement, and that the Purchaser shall, on a joint and several basis, indemnify and hold harmless the Seller, the Company and their respective Affiliates and representatives from and against any and all losses suffered or incurred by them in connection with the arrangement of the Financing or any alternative financing and any information utilized in connection therewith.

5.5 Confidentiality; Access to Information

(a) The Purchaser acknowledges that the information Made Available to it by the Seller and its Affiliates (or their respective agents or representatives) is subject to the terms of that certain Confidentiality and Standstill Agreement, dated as of 31 October 2011, by and between the Purchaser and the Primus Telecommunications Group, Incorporated (the “Confidentiality Agreement”). Effective upon, and only upon, the Closing, the confidentiality and non-disclosure provisions of the Confidentiality Agreement will terminate with respect to “Evaluation Material” (as defined in the Confidentiality Agreement) relating to the Company, its Subsidiaries and/or the Business; provided, however, that the Purchaser hereby further acknowledges and agrees that its confidentiality and non-disclosure obligations in the Confidentiality Agreement will terminate only with respect to such “Evaluation Material” relating to the Company, its Subsidiaries and/or the Business and that any and all other “Evaluation Material” provided or Made Available to it by the Seller or its Affiliates (or their respective agents or representatives) concerning the Seller or its Affiliates (other than the Company, its Subsidiaries and/or the Business) shall remain subject to the terms and conditions of the Confidentiality Agreement, which shall remain in effect in accordance with its terms to the extent not modified by this Section 5.4(a).

(b) Between the date hereof and the Closing, the Seller shall, subject to compliance with applicable Laws and any Contracts to which the Seller or any of its Affiliates (including the Company and its Subsidiaries) is a party, provide the Purchaser access and the opportunity to make such investigation of the management, employees, properties, businesses and operations of the Company and its Subsidiaries, and such examination and provision of information relating to the books, records and financial condition of the Company and its Subsidiaries, as it reasonably requests including regular meetings (as agreed by the Seller acting reasonably) with senior Employees of the Company or its Subsidiaries; provided, however, that neither the Seller nor any of its Affiliates shall be required to disclose to the Purchaser or any agent or representative of the Purchaser any information if it believes in good faith that doing so could result in a loss of the ability to successfully assert a claim of privilege (including the attorney-client and work product privileges) or such disclosure would violate any applicable Law or contractual requirement. Any such investigation and examination will be conducted under reasonable circumstances after appropriate advance notice and in a manner so as not to unreasonably interfere with the conduct of the Business. No investigation pursuant to this Section 5.4(b) shall affect any warranty by the Seller in this Agreement or any condition to the obligations of the Purchaser hereunder. Neither the Purchaser nor any of its representatives shall be permitted to perform any onsite procedure (including any onsite environmental study) with respect to any property of the Company or its Subsidiaries.

5.6 Public Announcements. The Seller and the Purchaser agree to issue a joint press release announcing this Agreement. The Seller and the Purchaser will consult with and provide each other the opportunity to review and comment upon any press release or other public statement or comment prior to the issuance of such press release or other public statement or comment relating to this Agreement or the transactions contemplated hereby and shall not issue any such press release or other public statement or comment prior to such consultation except, in each case, as may be required by applicable Law or by obligations pursuant to any listing agreement with, or requirement of, the New York Stock Exchange, in the case of the Seller or its Affiliates or requirements of, the Australian Securities Exchange in the case of the Purchaser. Notwithstanding the foregoing, without the prior consent of the Purchaser, the Seller may, and may cause the Company and/or its Subsidiaries to disseminate the information included in a press release or other document previously approved for external distribution by the Purchaser.

5.7 Books and Records.

(a) The Seller will use commercially reasonable efforts to deliver, or cause to be delivered, to the Purchaser at Closing all properties, books, records, Contracts, information and documents relating primarily to the Business that are not then in the possession or control of the Company and/or its Subsidiaries. As soon as reasonably practicable after the Closing, the Seller will deliver, or cause to be delivered, to the Purchaser any remaining properties, books, records, Contracts, information and documents relating primarily to the Business that are not already in the possession or control of the Company and/or its Subsidiaries.

(b) Subject to Section 7.2(a) (relating to the preservation of Tax records), the Seller and the Purchaser agree that each of them will preserve and keep the books of accounts, financial and other records held by it relating to the Business (including accountants’ work papers) for a period of six (6) years from the Closing Date in accordance with their respective corporate records retention policies; provided, however, that prior to disposing of any such records in accordance with such policies (if such records would be disposed of prior to the tenth anniversary of the Closing Date), the applicable party shall provide written notice to the other party of its intent to dispose of such records and shall provide such other party the opportunity to take ownership and possession of such records (at such other party’s sole expense) to the extent they relate to such other party’s business or obligations within thirty (30) days after such notice is delivered. If such other party does not confirm its intention in writing to take ownership and possession of such records within such thirty (30) day period, the party who possesses the records may proceed with the disposition of such records. The Seller and the Purchaser shall make such records, other information relating to the Business, employees and auditors available to the other as may be reasonably required by such party (i) in connection with, among other things, any audit or investigation of, insurance claims by, legal proceedings against, disputes involving or governmental investigations of the Seller or the Purchaser or any of their respective Affiliates, (ii) in order to enable the Seller or the Purchaser to comply with their respective obligations under this Agreement and each other agreement, document or instrument contemplated hereby or thereby or (iii) for any other reasonable business purpose relating to the Seller, the Purchaser or any of their respective Affiliates.

5.8 Further Action. From time to time after the Closing Date, and for no further consideration, each of the Seller and the Purchaser shall, and shall cause its respective Affiliates to, execute, acknowledge and deliver such assignments, transfers, consents, assumptions and other documents and instruments and take such other actions as may reasonably be necessary to appropriately consummate the transactions contemplated hereby, including (a) transferring back to the Seller or its designated Affiliates any asset or liability which was inadvertently transferred to, or held by, the Company or its Subsidiaries at the Closing, (b) transferring to the Purchaser any asset or liability contemplated by this Agreement to be transferred to the Purchaser and which was not so transferred at the Closing and (c) remitting promptly to the Seller or the Purchaser, as the case may be, any cash amounts actually received for accounts receivable of the Business generated prior to the Closing Date, in the case of the Seller, or on or after the Closing Date, in the case of the Purchaser.

5.9 Expenses. Whether or not the transactions contemplated by this Agreement are consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring or required to incur such expenses; provided, however, that all fees paid in respect of the CC Act, the FAT Act, the Telecom Act or other regulatory filings shall be borne by the Purchaser.

5.10 Notice of Developments. Each party shall give prompt written notice to the other party of any statement or information contained in such party’s warranties that is incomplete or inaccurate in any material respect. Nothing in this Agreement, including this Section 5.9, shall be interpreted or construed to imply that the Seller is making any warranty as of any date other than as otherwise set forth herein. During the period between the date of this Agreement and the Closing, the Seller shall be entitled to update the Disclosure Letter to the extent information contained therein or any warranty of the Seller becomes untrue or incomplete or inaccurate after the date hereof due to events or circumstances occurring after the date hereof. If the Closing occurs, any such update shall be deemed to have amended the Disclosure Letter, to have qualified the relevant warranties contained in Article III and to have cured any breach of warranty that otherwise might have existed hereunder by reason of such event or circumstance.

5.11 Indebtedness; Intercompany Accounts. No later than one day prior to the Closing Date, (a) the Seller shall discharge (or otherwise cause to be extinguished), to the extent practicable, any and all Indebtedness for borrowed money of the Company or its Subsidiaries owed to any Person and (b) the Seller shall, at no cost to the Company or any of its Subsidiaries, terminate or cancel any and all intercompany accounts and Contracts (excluding ordinary course arms’ length trade payables and receivables) between the Seller or any of its Affiliates (other than the Company and its Subsidiaries), on the one hand, and the Company and its Subsidiaries, on the other hand.

5.12 Waiver of Conflicts and Attorney-Client Privilege.

The Purchaser hereby waives, on its own behalf, and agrees to cause the Company and its Subsidiaries to waive, (a) any conflicts that may arise in connection with any legal counsel that represents the Seller or the Company or its Subsidiaries in connection with this Agreement (the “Current Representation”) so that such counsel may undertake after the Closing the representation of the Seller , or any current officer, director, employee, manager, member, stockholder or Affiliate of the Company or its Subsidiaries (a “Post-Closing Representation”) and (b) their rights of attorney-client privilege with respect to any communication between such counsel and the Seller or any such officer, director, employee, manager, member, stockholder or Affiliate occurring during the Current Representation in connection with any Post-Closing Representation, including for both (a) and (b) in connection with a dispute with the Purchaser on or following the Closing.

5.13 Insurances.

Until the Closing Date the Seller will maintain, or cause there to be maintained, insurance on the assets of the Company and its Subsidiaries comprising insurance no less than that taken out by the Company and its Subsidiaries on the date of this Agreement and will not cause or permit, nor cause nor permit the Company or its Subsidiaries to cause or permit such insurance to lapse or be cancelled prior to the Closing Date.

ARTICLE VI

CLOSING CONDITIONS

6.1 Conditions to Obligations of the Seller and the Purchaser. The respective obligations of each of the Seller and the Purchaser to consummate the transactions contemplated by this Agreement are subject to the fulfillment, on the Closing Date, of each of the following conditions:

(a) there shall not be in effect any Governmental Order or action restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby, including but not limited to any such order or action by the ACCC;

(b) the Seller delivering to the Purchaser the Trade Mark Assignment Deed duly executed by all of the relevant Affiliates of the Sellers;

(c) the Seller delivering to the Purchaser evidence that the Seller has provided the written notification to Optus Networks Pty Ltd and Optus Mobile Pty Limited required under the contracts between the Primus Telecommunications Pty Ltd and those entities.

(d) the Seller delivering to the Purchaser evidence that the Seller has provided the written notification to Telstra Corporations Limited required under the contract between the Primus Telecommunications Pty Ltd and Telstra Corporations Limited dated 1 August 2003 (as amended).

6.2 Additional Conditions to Obligation of the Purchaser. The obligation of the Purchaser to consummate the transactions contemplated by this

Agreement is subject to the fulfillment, on the Closing Date, of each of the following conditions (any or all of which may be waived by the Purchaser in whole or in part in its sole discretion):

(a) The warranties of the Seller contained in Article III of this Agreement shall be true and correct on and as of the Closing Date (except to the extent such warranties shall have been expressly made at a particular date, in which case such warranties shall have been true and correct as of the particular date) with the same force and effect as if made on and as of the Closing Date, except in each case to the extent that the failure of such warranties to be so true and correct would not reasonably be expected to result in a Material Adverse Effect;

(b) the Seller shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date;

(c) the Seller shall have delivered to the Purchaser a certificate executed by an officer of the Seller that the conditions set forth in paragraphs (a) and (b) above have been satisfied;

(d) the Seller shall have delivered to the Purchaser written resignations of all directors, secretaries and public officers of the Company or its Subsidiaries conditional upon, and with effect from, Closing, with such resignations including acknowledgments by each of those persons that he or she has no claim of any nature against the Company or its Subsidiaries for salary, fees, compensation for loss of office, loans or otherwise;

(e) the Seller shall have delivered to the Purchaser a written waiver by the Seller and the Company in respect of any process in the Constitution of the Company relating to the transfer of the Shares including but not limited to the process set out in article 14.6 of the Constitution of the Company;

(f) the share certificates for the Shares and the Seller shall have executed and delivered to the Purchaser evidence of the transfer of the Shares to the Purchaser by the Seller effective as of the Closing;

(g) the register of members, register of options, register of charges, minute books, ledgers, journals and books of account, the certificate of incorporation and the common seal of the Company and its Subsidiaries;

(h) the Seller shall provide to the Purchaser a CD Rom with all documents and information included on the Data Site;

(i) the Seller providing evidence to the Purchaser that it has procured a release from Primus Telecommunications Group Inc of Thomas Mazerski from his employment with that entity subject to and effective from Closing;

(j) subject to the Purchaser providing (within a reasonable time) to the Seller and or the relevant landlord (as appropriate) all information, documentation and assurances required by under the relevant lease (including, without limitation, in respect of the Alfred Street Leases the Purchaser complying with the ‘Dealing Conditions’ under those leases) and all information required by the relevant landlord in order for the landlord to provide the relevant consent, in respect of the Key Leases the Seller obtaining in accordance with the terms of each Key Lease the consent (or otherwise) from each landlord of the Key Leases to the change of control of the tenant to the Key Lease (being the Company or a Subsidiary of the Company), provided that the Purchaser acknowledges that in respect of the Alfred Street Leases the landlord may require the inclusion of a demolition or refurbishment clause which the Purchaser agrees, provided at least 12 months notice is provided, to accept if required to obtain the landlord’s consent;

(k) the Seller shall have delivered to the Purchaser confirmation of the amount of the Restricted Cash as at Closing;

(l) executed directions to the relevant bank or banks effective as at the Closing Date revoking all existing authorities to operate any bank accounts of the Company and its Subsidiaries and authorising the person or persons nominated in writing for that purpose by the Purchaser at least three business days prior to the Closing Date to operate the bank accounts of the Company and its Subsidiaries;

(m) a direction in writing signed by the Seller that the directors of the Company register the transfers of shares referred to in Section 6.2(e) despite any contrary provision of the Constitution;

(n) such other notices, documents, instruments and assignments as are reasonably requested by the Purchaser in writing prior to Closing which are required to be executed or registered under any statute or otherwise to enable the Purchaser to take possession of the assets of the Company and its Subsidiaries or for the future conduct of the Business free from Encumbrances including a full release of the lien held by the collateral trustee in respect of the Primus group indenture; and

(o) cause a meeting of the directors of the Company to be held, at which:

(i) persons nominated in writing for that purpose by the Purchaser at least three business days prior to the Closing Date and having consented in writing to such appointment will be appointed directors of the Company and its Subsidiaries effective from Closing;

(ii) a person nominated in writing for that purpose by the Purchaser at least three business days prior to the Closing Date and having consented in writing to such appointment will be appointed secretary of the Company and its Subsidiaries effective from Closing;

(iii) the directors of the Company resolve to accept the resignations referred to in Section 6.2(d) subject to Closing;

(iv) the directors of the Company resolve to register the transfer of the Shares referred to in Section 6.2(e) and cancel the existing share certificates and enter the Purchaser in the register of members in respect of the Shares transferred to the Purchaser, subject to those transfers being stamped and subject to Closing.

6.3 Additional Conditions to Obligation of the Seller The obligation of the Seller to consummate the transactions contemplated by this Agreement is subject to the fulfillment, on the Closing Date, of each of the following conditions (any or all of which may be waived by the Seller in whole or in part in its sole discretion):

(a) The warranties of the Purchaser contained in Article IV of this Agreement shall be true and correct on the date hereof and on and as of the Closing Date (except to the extent such warranties shall have been expressly made at a particular date, in which case such warranties shall have been true and correct as of the particular date) with the same force and effect as if made on and as of the Closing Date, except in each case to the extent that the failure of such warranties to be so true and correct would not reasonably be expected to result in a Purchaser Material Adverse Effect;

(b) the Purchaser shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date;

(c) The Purchaser shall use its best endeavours to procure releases of the Affiliate Guarantees prior to Closing and until the relevant parties are released from each Affiliate Guarantee, but following and subject to Closing, the Purchaser indemnifies the providers of the Affiliate Guarantees from and against any Loss arising out of the Affiliate Guarantees which relates to events or circumstances occurring after Closing;

(d) the Purchaser shall have delivered to the Seller a certificate executed by an officer of the Purchaser that the conditions set forth in paragraphs (a) and (b) above have been satisfied; and

(e) the Purchaser shall have delivered to the Seller the Purchase Price pursuant to Section 1.2.

6.4 General Obligations

(a) Each party must cooperate with the others and use all reasonable endeavours to obtain satisfaction of the conditions in this Section 6.

(b) Without limiting the generality of Section 6.4(a):

(i) each of the Seller and the Purchaser must make any applications deemed by it to be necessary and appropriate to effect the purpose of this Agreement and each will supply all necessary and appropriate information for the purpose of enabling the conditions in this Section 6 to be satisfied;

(ii) neither the Seller nor the Purchaser may withdraw or procure the withdrawal of any application made or information supplied under Section 6.4(b)(i) without the written consent of the other party;

(iii) neither the Seller nor the Purchaser may take any action that would or would be likely to prevent or hinder completion of the satisfaction of the conditions in this Section 6; and

(iv) each of the Seller and the Purchaser must supply to the other copies of all applications made and all information supplied for the purpose of enabling the conditions in this Section 6 to be satisfied (save to the extent such applications or information may reasonably be considered to be confidential to that party).

(c) A party may in writing waive the requirement to comply with a condition in this Section 6 if that condition is solely to that party’s benefit.

ARTICLE VII PURCHASE PRICE ADJUSTMENT

7.1 Net Working Capital Statement.

(a) The Purchaser must as soon as reasonably possible, but in any event no later than forty five days after the Closing Date, prepare a Net Working Capital Statement setting out the Net Working Capital for the Company and its Subsidiaries as at the close of business on the Closing Date. (“Closing Net Working Capital”).

(b) The Purchaser must include in the Net Working Capital Statement the amount of the Adjustment Amount and whether it is a Positive Adjustment Amount or a Negative Adjustment Amount.

7.2 Review by Seller.

(a) The Purchaser must promptly provide the Seller and their advisers with reasonable access to the working papers prepared in connection with the preparation of the Net Working Capital Statement.

(b) If the Net Working Capital Statement and the Adjustment Amount is not disputed by the Seller prior to the date that is sixty days after the delivery of the report of the Seller (in accordance with Section 7.1) (“Adjustment Deadline”), it will be taken to be final.

(c) If the Net Working Capital Statement or the Adjustment Amount is disputed by the Seller, the dispute will be determined under Section 7.3.

7.3 Net Working Capital Statement Dispute Resolution Procedure

(a) In the event of any difference of opinion or dispute between the Seller and the Purchaser regarding the Net Working Capital Statement or the Adjustment Amount:

(i) the Seller must give a notice to the Purchaser prior to the expiry of sixty day period referred to in Section 7.2 setting out:

(1) details of each of the matters in dispute;

(2) a separate dollar value for each of those matters; and

(3) full details of the reasons why each of those matters are disputed (“Dispute Notice”);

(b) following delivery of a Dispute Notice to the Purchaser no further items or dollar amounts in the Net Working Capital Statement or the Adjustment Amount may be disputed by the Seller in relation to that Dispute Notice unless arising out of or in connection with or as a consequence of the matters in the Dispute Notice;

(c) within ten business days of the Seller having delivered a Dispute Notice to the Purchaser, the Purchaser must deliver to the Seller a response in writing on the disputed matters (“Response”);

(d) if the Seller and the Purchaser have not resolved the dispute within 10 business days of the delivery of the Response to the Seller, then the dispute must promptly be referred to the chairman of the Seller and the chairman of the Purchaser for them to attempt to resolve the dispute;

(e) if the chairman of the Seller and the chairman of the Purchaser have not resolved the dispute within ten business days of it being referred to them, then the dispute must promptly be submitted for determination to an expert who will determine the matter or matters in dispute;

(f) the expert will be selected by agreement between the parties or, failing agreement between them within ten business days after they commence to discuss the selection of the expert, selected by the President for the time being of the Institute of Chartered Accountants of Australia (Victorian Branch);

(g) the disputed matters must be referred to the expert by written submission which must include the Net Working Capital Statement, the Purchaser’s working papers, the Dispute Notice, the Response and an extract of the relevant provisions of this Agreement and the expert must also be instructed to finish his or her determination no later than thirty days after his or her appointment (or such other period agreed by the Seller and the Purchaser having regard to the matters in dispute);

(h) the Seller and the Purchaser must promptly supply the expert with any information, assistance and co operation requested in writing by the expert in connection with his or her determination and all correspondence between the expert and a party must be copied to the other parties;

(i) the expert must act as an expert and not as an arbitrator, and his or her written determination will be final and binding on the parties in the absence of manifest error and the Net Working Capital Statement and the Adjustment Amount will be deemed to be amended accordingly and will be taken to be final (in the absence of manifest error) and the dispute resolved; and

(j) the cost of such determination by the expert will be borne by the Seller and the Purchaser in such manner as the expert determines (having regard to the merits of the dispute).

7.4 Payment of Positive Adjustment Amount.

If the Adjustment Amount is a Positive Adjustment Amount then:

(a) the Purchase Price will be increased by the Positive Adjustment Amount; and

(b) if the Net Working Capital Statement and the Adjustment Amount are not disputed by the Seller prior to the expiration of the sixty day period referred to in Section 7.2, the Positive Adjustment Amount must be paid to the Seller by the Purchaser within five business days after expiration of that 60 day period; or

(c) if the Net Working Capital Statement or the Adjustment Amount is disputed by the Seller prior to the expiration of the 60 day period referred to in Section 7.2, the portion of the Positive Adjustment Amount not in dispute must be paid to the Seller by the Purchaser within five business days after expiration of that 60 day period and the balance of the Positive Adjustment Amount must be paid to the Seller by the Purchaser within five business days after the resolution of the dispute pursuant to Section 7.3.

7.5 Payment of Negative Adjustment Amount.

If the Adjustment Amount is a Negative Adjustment Amount then:

(a) the Purchase Price will be reduced by the Negative Adjustment Amount; and

(b) if the Net Working Capital Statement and the Adjustment Amount are not disputed by the Seller prior to the expiration of the sixty day period referred to in Section 7.2, the Negative Adjustment Amount must be paid to the Purchaser by the Seller within five business days after expiration of that 60 day period; or

(c) if the Net Working Capital Statement or the Adjustment Amount is disputed by the Seller prior to the expiration of the 60 day period referred to in Section 7.2, the portion of the Negative Adjustment Amount not in dispute must be paid to the Purchaser by the Seller within five business days after expiration of that 60 day period and the balance of the Negative Adjustment Amount must be paid to the Purchaser by the Seller within five business days after the resolution of the dispute pursuant to Section 7.3.

ARTICLE VIII

CERTAIN TAX MATTERS

8.1 Tax Returns, Indemnity and Relevant Tax Matters. Except as otherwise provided in Section 8.5:

(a) Subject to Section 8.1(c), the Seller shall be responsible and shall indemnify the Purchaser, the Company and its Subsidiaries for all Taxes arising from activities carried out by the Company, its Subsidiaries and/or the Business for any period ending on or prior to Closing. To this end the Seller shall prepare and file, or cause to be prepared and filed, when due all Tax Returns that are required to be filed by or with respect to the Company, its Subsidiaries and/or the Business for periods ending on or prior to Closing , and the Seller shall prepare such Tax Returns, or cause such Tax Returns to be prepared, in a manner consistent with past practices and shall remit, or cause to be remitted, all Taxes due in accordance with such Tax Returns.

(b) Subject to Sections 8.1(c), (d) and (e), the Purchaser shall prepare and file, or cause to be prepared and filed, when due all Tax Returns that are required to be filed by or with respect to the Company, its Subsidiaries and/or the Business for periods ending after Closing (other than Tax Returns of the Seller or its Affiliates for periods ending after Closing that include the Business for periods ending on or prior to Closing), and the Purchaser shall prepare such Tax Returns, or cause such Tax Returns to be prepared, in a manner consistent with past practices and shall remit, or cause to be remitted, any Taxes due in respect of such Tax Returns.

(c) Stub Period Income Tax.

(i) The Purchaser shall prepare and file, or cause to be prepared and filed, when due all Tax Returns for income tax that are required to be filed and shall remit or cause to be remitted, on or before the due date for payment, any income tax assessed by any Taxing Authority to the Company, its Subsidiaries and/or the Business in respect of the activities carried out by the Company, its Subsidiaries and/or the Business for the period from 1 January 2012 and ending on Closing (“Stub Period”) up to a maximum amount of $4,000,000 (such amount to be adjusted by any amount which has been included in the Net

Working Capital Statement under Section 8.1(c)(ii) or 8.1(c)(iii), that is, less any amount included as a income tax asset pursuant to clause 8.1(c)(iii) and plus any amount included as an income tax liability pursuant to clause 8.1(c)(ii)).

(ii) In the event it is determined under Article VII (Purchase Price Adjustment) that the income tax in respect of the activities carried out by the Company, its Subsidiaries and/or the Business for the Stub Period exceeds $4,000,000, the amount by which the amount determined exceeds $4,000,000 (the “Excess Amount”) will be included as an income tax liability in the Net Working Capital Statement.

(iii) In the event it is determined under Article VII (Purchase Price Adjustment) that the income tax in respect of the activities carried out by the Company, its Subsidiaries and/or the Business for the Stub Period is less than $4,000,000, the amount by which the amount determined is less than $4,000,000 (the “Shortfall Amount”) will be included as an income tax asset in the Net Working Capital Statement.

(iv) To the extent the actual income tax (including any administrative penalties by way of interest or otherwise) in respect of the activities carried out by the Company, its Subsidiaries and/or the Business for the Stub Period exceeds the aggregate of $4,000,000 and the Excess Amount (the “Aggregate Amount”), that amount which is in excess of the Aggregate Amount will be subject to the indemnity provided by the Seller in accordance with Section 8.1(a).

(v) Notwithstanding any other provision of this Agreement, the Purchaser agrees that in respect of the Tax Return which includes the Stub Period the Purchaser must (and must procure that the Company does):

(1) include the amount of the Agreed Deduction; and

(2) obtain the Seller’s agreement in respect of the contents of the Tax Return prior to its lodgment (such agreement not to be unreasonably withheld).

(d) The Purchaser must not (and must procure that the Company does not), file any Tax Return with any Taxing Authority, amend, or request or permit the amendment of, or make or lodge any objection or appeal in relation to any Tax Return or furnish to any Taxing Authority any information (in writing or otherwise) in relation to the Relevant Tax Matters, unless the Purchaser has:

(i) provided the Seller with those details that are to be provided to the Taxing Authority to the extent that they relate to the Relevant Tax Matters, in sufficient time to reasonably allow the Seller to consider those details (taking into account the time frame available to the Purchaser to respond to the Taxing Authority);

(ii) if requested by the Seller, consulted with the Seller to explain the basis of any details to be provided to the Taxing Authority to the extent those details relate to the activities carried out by the Company, its Subsidiaries and/or the Business for the period ending on Closing; and taken into account any comment provided or request made by the Seller and, if the Purchaser has not accepted or agreed to or with the Seller’s comment or request, the Purchaser has provided the Seller with written notice explaining the reasons why this is the case.

(e) If any Taxing Authority undertakes, or gives notice of an intention to undertake a Tax Enquiry, the Purchaser must promptly (and in any case no later than within 15 Business Days) notify the Seller, in writing, of that fact and provide copies of all documents received from the Taxing Authority. Any Tax Enquiry shall be conducted by the Purchaser at the reasonable cost of the Seller. The Purchaser must consult with the Seller before taking, or procuring the taking of, any action to object to, appeal against or settle the Tax Enquiry provided that the Seller must bear all reasonable costs and expenses of taking such action. Without limiting the above, the Purchaser must:

(i) keep the Seller fully informed of all matters known to the Purchaser concerning the Tax Enquiry;

(ii) provide the Seller with copies of all documents and correspondence relating to the Tax Enquiry;

(iii) submit to the Seller for written approval to be given prior to the due date for providing the communication to the Taxing Authority (and in any event not to be unreasonably withheld or delayed) any written communication relating to the Tax Enquiry which is to be transmitted to the relevant Taxing Authority; and

(iv) not settle or compromise the Tax Enquiry without the Seller’s prior written approval (not to be unreasonably withheld or delayed).

(f) The Purchaser must not, without the prior written consent of the Seller (such consent not to be unreasonably withheld or delayed), apply to any Taxing Authority for any binding or non-binding opinion, ruling or other determination to the extent it relates to a Relevant Tax Matter.

8.2 Cooperation on Tax Matters; Contests.

(a) Subject in all respects to Section 8.1(d), (e) and (f), the Purchaser and the Seller shall cooperate in good faith, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns pursuant to this Article VIII and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information which are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The Purchaser and the Seller agree (i) to retain all books and records in their possession with respect to Tax matters pertinent to the Company, its Subsidiaries and the Business relating to any taxable period beginning on or prior to Closing until the expiration of the statute of limitations (and, to the extent notified by the other party, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any Taxing Authority, and (ii) to give the other party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other party so requests, to allow the other party to take possession of such books and records.

(b) Subject in all respects to Section 8.1(d), (e) and (f), the Purchaser and the Seller further agree, upon request, to use their commercially reasonable efforts to obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including with respect to the transactions contemplated hereby).

8.3 Tax Sharing Agreements. All Tax sharing agreements or similar agreements with respect to or involving the Company and/or its Subsidiaries shall be terminated as of the Closing Date and, after the Closing Date, neither the Company nor any of its Subsidiaries shall be bound thereby or have any liability thereunder.

8.4 Tax Refunds. The Seller shall be entitled to any credit or refund of Taxes of the Company and/or its Subsidiaries or Taxes imposed with respect to the Business for any payments made by the Seller prior to Closing, relating to a taxable period (or portion thereof) ending on or prior to Closing.

8.5 Certain Taxes. All transfer, documentary, sales, use, stamp, registration and other similar Taxes and fees (including any penalties and interest) incurred in connection with this Agreement, shall be borne solely by the Purchaser, and the Purchaser shall file all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other similar Taxes and fees.

8.6 GST.

(a) Except under this Section 8.6, the consideration for a Supply made under or in connection with this Agreement does not include GST.

(b) If a Supply made under or in connection with this Agreement is a Taxable Supply, then at or before the time the consideration for the Supply is payable (i) the Recipient must pay the Supplier an amount equal to the GST for the Supply (in addition to the consideration otherwise payable under this Agreement for that Supply); and (ii) the Supplier must give the Recipient a Tax Invoice for the Supply. For clarity, the GST payable under this Section 8.6(b) is correspondingly increased or decreased by any subsequent adjustment to the amount of GST for the Supply for which the Supplier is liable, however caused.

(c) If either party has the right under this Agreement to be reimbursed by another party for a cost incurred in connection with this Agreement, that reimbursement excludes any GST component of that cost for which an Input Tax Credit may be claimed by the party being reimbursed.

(d) Where a Tax Invoice is given by the Supplier, the Supplier warrants that the Supply to which the Tax Invoice relates is a Taxable Supply and that it will remit the GST (as stated on the Tax Invoice) to the Australian Taxation Office.

(e) Where a Supply made under or in connection with this Agreement is a progressive or Periodic Supply, Section 8.6(b) applies to each component of the Progressive or Periodic Supply as if it were a separate Supply.

(f) Capitalised terms used in Section 8.6 that are not defined in this Agreement have the meanings given in the New Tax System (Goods and Services Tax) Act of 1999 (Australia).

(g) If there is a dispute as to whether GST is payable in respect of any taxable supply made under or in connection with this Agreement or the amount of such GST, the Seller hereby appoints the Purchaser as its agent to conduct such dispute (including without limitation the filing of a notice of objection or other process disputing liability, and the conduct of any litigation or of any review or appeal of an adverse decision).

ARTICLE IX

TERMINATION

9.1 Termination. This Agreement may be terminated at any time prior to the Closing as follows:

(a) by mutual written consent of the Seller and the Purchaser;

(b) by the Seller or the Purchaser on or after 16 July 2012,

if the Closing shall not have occurred by the close of business on such date; provided that the right to terminate this Agreement under this Section 9.1(b) shall not be available to the Seller or the Purchaser, as the case may be, if such party has breached in any material respect any of its covenants or other obligations hereunder in a manner that has been the principal cause of the failure to consummate the Closing on or prior to such time;

(c) by the Purchaser, if there is a Material Adverse Effect arising in relation to the Company or its Subsidiaries; and

(d) by the Seller or the Purchaser if there shall be in effect a final nonappealable Governmental Order restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby.

9.2 Effect of Termination and Abandonment. In the event of termination of this Agreement pursuant to this Article IX, this Agreement (other than the provisions set forth in the first sentence of Section 5.5(a), Section 5.9, Section 9.2 and Article XIV) shall become void and of no effect with no liability on the part of any party hereto (or any of their respective Affiliates or representatives); provided, however, that (a) nothing herein shall relieve any party hereto from liability for any breach of any warranty, covenant or agreement in this Agreement prior to the date of termination and (b) nothing herein shall relieve any party hereto from any liability for damages resulting from any willful or intentional breach of this Agreement.

ARTICLE X

WARRANTY PROCESS

10.1 Indemnity – Warranties.

Subject to the provisions in this Article X and Article III, the Seller will indemnify and keep indemnified, and hold harmless the Purchaser from and against any and all Loss incurred or suffered by or brought or made against the Purchaser or the Company or its Subsidiaries (each a “Relevant Party”) to the extent that such Loss is caused by, a breach by the Seller of any of the Warranties. The rights of the Purchaser under this Section 10.1 to be indemnified from and against any Loss are limited to the extent:

(a) any Relevant Party has failed to take reasonable steps to avoid or mitigate such Loss; or

(b) the Loss is adjudicated by a Governmental Authority to have been contributed to by any act or omission of a Relevant Party (but only to the extent of the contributed Loss); or

(c) as set out in this Article X; or

(d) the Claim giving rise to the Loss arises out of any matter which has been disclosed in the Data Site or the Disclosure Letter.

10.2 Limitation of Liability of Seller.

The Seller will not be liable for any Loss of a Relevant Party (including in respect of a breach of the Warranties or under the indemnity in Section 10.1):

(a) to the extent that the Loss is caused by, arises out of or results from any act, matter, omission, transaction or circumstance which would not have occurred but for any legislation not in force at the date of this Agreement or any change of any law or administrative practice of any Governmental Authority, including any such legislation or change which takes effect retrospectively or to the extent the Loss is caused by, arises out of or results from any act, matter, omission, transaction or circumstance which the Purchaser was aware of prior to Closing; or

(b) except in relation to a Claim or Action for a breach of a Warranty set forth in Section 3.7 (Taxes) or Article VIII (Certain Tax Matters) or a Claim or Action relating to the matters set out in Section 10.3(c)(ii), unless notice of the Claim or Action is given in writing by the Purchaser to the Seller within twelve months of the Closing Date (setting out reasonable details of the fact, circumstance or matter giving rise to the Claim or Action, the nature of the Claim or Action and, if reasonably practicable, the calculation of the Loss suffered) but in any event as soon as reasonably practicable after the Purchaser becomes aware of the fact, circumstance or matter on which the Claim or Action is based; or

(c) in relation to a Claim or Action for a breach of a Warranty set forth in Section 3.7 (Taxes) or Article VIII (Certain Tax Matters) or a Claim or Action relating to the matters set out in Section 10.3(c)(ii), unless notice of the Claim or Action is given in writing by the Purchaser to the Seller by 1 July 2017 (setting out reasonable details of the fact, circumstance or matter giving rise to the Claim or Action, the nature of the Claim or Action and, if reasonably practicable, the calculation of the Loss suffered) but in any event as soon as reasonably practicable after the Purchaser becomes aware of the fact, circumstance or matter on which the Claim or Action is based; or

(d) where the aggregate amount of Losses of the Purchaser is less than $250,000 (regardless of the value of each individual Loss), provided that once such aggregate threshold is reached the Purchaser will be entitled to recover the entire amount of all Loss and not just that part that exceeds $250,000.

10.3 Maximum liability thresholds

(a) Subject to Section 10.3(c), any damages or other compensation payable by the Seller in respect of the Warranties or the indemnity in Section 10.1 relating to breach of the Warranties will be paid to the Purchaser solely from the Retention Amount.

(b) Subject to Section 10.3(c), the maximum aggregate liability of the Seller in respect of Claims or Actions for breach of the Warranties or under the indemnity in section 10.1 is the Retention Amount, and neither the Purchaser nor any other Relevant Party may make a Claim for any payment from the Seller other than against the Retention Amount.

(c) The maximum aggregate liability of the Seller as a result of Claims or Actions for:

(i) breach of any of the Warranties set forth in Section 3.7 (Taxes) or Article VIII (Certain Tax Matters); or

(ii) Loss suffered by a Relevant Party in respect of a breach of a Warranty caused by:

(1) the fraud of an employee or officer of the Seller or its Affiliates; or

(2) the willful concealment by an employee or officer of the Seller or its Affiliates of information actually known to that person which information the person knew at the time of Closing caused the relevant Warranty to be untrue or inaccurate and which information the person deliberately withheld from the Purchaser, is limited to the Purchase Price and any amounts payable to the Purchaser in respect of such Claims will be paid first from the Retention Amount and then in respect of amounts in excess of the Retention Amount up to the Purchase Price, by the Seller.

10.4 Reduction of Liability of Seller.

The liability of the Seller for any Loss will be reduced:

(a) to the extent that the Claim or Action arises in circumstances against which the Relevant Party is insured for the loss or damage suffered by them or to the extent a Relevant Party receives any benefit or credit in relation to the subject matter of the Claim or Action;

(b) to the extent that a Relevant Party realises a saving in Tax as a result of the Loss;

less in each such case Loss incurred or suffered by the Relevant Party relating to obtaining such insurance and proceeds or such Tax savings.

10.5 No reliance on information regarding future performance

The Seller is not liable for any Loss suffered by a Relevant Party arising from a breach of a Warranty or under the indemnity in clause 10.1 in respect of or relating to any opinion, estimates, projections, business plans, budgets or forecasts made in connection with the Company.

10.6 Third Party Claims

If any claim, demand, action or proceeding (including any request for information, notice to produce documents, audit, review or request for a meeting) is made or instituted against the Company, its Subsidiaries or the Purchaser after Closing, in respect of which the Purchaser may seek to make any Claim or Action against the Seller (any such claim, demand, action or proceeding being hereinafter called a “Third Party Claim”), the following procedure applies (but does not (for the avoidance of doubt) operate in any way to increase the liability of the Seller for a breach of the Warranties or under the indemnity in section 10.1):

(a) the Purchaser will give prompt written notice of the Third Party Claim to the Seller and will consult with the Seller concerning such claim provided, however, that the failure to give such notice does not relieve the Seller of its obligations under this Agreement unless the ability of the Seller to defend the Third Party Claim is materially impaired as a result of such failure to give notice;

(b) the Purchaser will not themselves, nor allow the Company or its Subsidiaries, to admit, compromise, settle or pay any Third Party Claim or take any other steps which may in any way prejudice the defence of the Third Party Claim without the prior written consent of the Seller, except as may be reasonably required in order to prevent any judgment against the Company or its Subsidiaries or where the Seller has not agreed within 30 business days after receiving notice under paragraph (a) to defend the Third Party Claim or is not proceeding with such defence in good faith;

(c) if and so long as the Seller has agreed to defend the Third Party Claim and is proceeding with such defence in good faith, the Purchaser will or will procure that the Company or its Subsidiaries will, permit the Seller at the expense of the Seller to take such reasonable action in the name of the Company or its Subsidiaries to defend or otherwise settle the Third Party Claim as the Seller may reasonably require provided that the legal counsel engaged by the Seller to conduct the defence is acceptable to the Purchaser (acting reasonably) and the Purchaser may participate in the defence at their expense; and

(d) the Purchaser will ensure that the Seller and its representatives are given reasonable access at the Seller’s expense to such of the documents and records of the Company or its Subsidiaries and of the Purchaser as are in the possession or under the control of the Purchaser, the Company or its Subsidiaries as may be reasonably required by the Seller in relation to any action taken or proposed to be taken by the Seller under Section 10.8(c).

10.7 Further Indemnity.

Without limiting any other clause of this Agreement, the Seller will indemnify and keep indemnified and hold harmless the Purchaser from and against any and all Loss incurred or suffered by or brought or made against the Purchaser, the Company or its Subsidiaries which arises from any action or claim brought by any third party in relation to or as a consequence of any agreement or understanding entered into by the Seller, the Company, its Subsidiaries or any of the Affiliates with that third party in respect of:

(a) the sale or proposed sale of the Shares (or any part of them), the shares of any of the Subsidiaries or the assets and undertaking of the Company or its Subsidiaries; or

(b) any negotiation or discussions or solicitation in respect of the matters referred to in paragraph (a) of this Section.

The provisions of Sections 10.3(a) and 10.3(b) do not apply to any Loss referred to in this Section.

ARTICLE XI GUARANTEE OF GUARANTOR

11.1 Guarantor Guarantee:

(a) In consideration of the Purchaser entering into this Agreement, the Guarantor guarantees (unconditionally and irrevocably) to the Purchaser the performance of the Seller’s obligations under this Agreement.

(b) If the Seller fails to perform its obligations under this Agreement when they are due, the Guarantor must immediately on demand from the Purchaser cause the Seller to duly and punctually perform its obligations under this Agreement or perform those obligations itself.

(c) The Guarantor indemnifies the Purchaser against any Loss suffered, paid or incurred by the Purchaser in relation to:

(i) any failure or delay by the Seller in the performance of any of its obligations under this Agreement; or

(ii) any failure by the Guarantor to cause the Seller to perform its obligations under this Agreement.

This clause:

(a) extends to cover this Agreement as amended, varied or replaced; and

(b) is a continuing guarantee and indemnity and remains in full force and effect for so long as the Seller has any liability or obligation to the Purchaser under this Agreement and until all of those liabilities or obligations have been fully discharged or otherwise terminated.

ARTICLE XII RETENTION AMOUNT

12.1 General Provisions.

The sum of $10,000,000 will be retained from the Purchase Price at Closing and paid in US dollars into a US dollar account and held in accordance with the provisions of this Section 12 (“Retention Amount”).

12.2 Lander and Rogers Lawyers.

The Retention Amount will be held by Lander and Rogers Lawyers in accordance with the terms of the Escrow Deed.

12.3 Warranty Retention

(a) The Retention Amount will be retained for the purposes of being applied in payment of any Warranty Claim or Action made in accordance with Article X.

(b) Upon the expiry of twelve months from the Closing Date (or prior if Section 12.3(b)(ii) applies) the Retention Amount will be paid out as follows:

(i) if there has been no notice of a Claim or Action given in writing by the Purchaser to the Seller pursuant to Article X, the Retention Amount will be paid to the Seller; or

(ii) if there has been a notice of a Claim or Action given in writing by the Purchaser to the Seller pursuant to Article X, then the Retention Amount will be retained by Lander and Rogers Lawyers in accordance with the terms of the Escrow Deed until:

(1) the parties agree on the release of the Retention Amount; or

(2) a Third Party Claim is finalized in accordance with Section 10.6, in which case the Retention Amount will be paid to the Purchaser to the extent of the Loss arising from the Third Party Claim and the balance (if any) will be paid to the Seller; or

(3) the Purchaser has obtained a final determination against the Seller in respect of the Loss arising out of the Claim or Action (provided the parties will not be entitled to institute any proceedings before first having attempted to resolve the issue through mediation for a period of not less than 30 days), in which case the Retention Amount will be paid to the Purchaser to the extent of the Loss determined in accordance with the mediated agreement or final determination (as the case may be) and the balance (if any) will be paid to the Seller.

12.4 Interest on Retention.

Lander & Rogers Lawyers shall deposit the Retention Amount in an interest-bearing deposit account with an authorised deposit-taking institution (as defined in the Australian Banking Act 1959). All interest earned on the Retention Amount will be paid by Lander & Rogers Lawyers to the Seller on a monthly basis.

ARTICLE XIII POST CLOSING COVENANTS

13.1 Intellectual Property Protection.

After Closing, the Seller will not, and will procure that none of its Affiliates, use or employ any of the Intellectual Property in any manner whatsoever without the prior written consent of the Purchaser.

13.2 Goodwill Covenant.

For the sole purpose of protecting the Purchaser in respect of the goodwill of the Business, the Seller undertakes to the Purchaser that it will not, and that they will procure that each of its Affiliates will not, for a period of:

(a) three years after the Closing Date;

(b) two years after the Closing Date;

(c) one year after the Closing Date;

and in each case within Australia and New Zealand , do any one or more of the following:

(d) on its own account or for any person, enterprise, firm, trust, joint venture, or syndicate cause any person who has been a customer of, or supplier to, the Company or its Subsidiaries within a period of twelve months prior to the Closing Date to cease transacting business with the Company or its Subsidiaries;

(e) on its own account or for any person, enterprise, firm, trust, joint venture, or syndicate entice away or attempt to entice away from the Company or its Subsidiaries any employee of the Company or its Subsidiaries; and

(f) personally or by its employees or agents or by circulars, letters or advertisements whether on its own account or for any person, enterprise, firm, trust, joint venture, or syndicate take any actions directly intended to materially, negatively impact upon the business of the Company or its Subsidiaries.

13.3 Restraints Independent and Reasonable.

The Seller acknowledges that each of the prohibitions and restrictions contained in the provisions of Section 13.2:

(a) must be read and construed and will have effect as a separate, severable and independent prohibition or restriction and will be enforceable accordingly;

(b) is reasonable as to period, territorial limitation and subject matter; and

(c) confers a benefit on the Purchaser which is no more than that which is reasonably and necessarily required by the Purchaser for the maintenance and protection of the goodwill of the Business.

It is the intention of the parties that all combinations of such prohibitions and restrictions will apply and be enforceable and that only those which a court, in exercising its discretion, may hold to be an unreasonable restraint of trade will be severed.

13.4 Primus and iPrimus name.

Following Closing:

(a) the Seller and the Guarantor must not and must procure that its Affiliates do not use the word “Primus” and “iPrimus” or any substantially identical or deceptively similar words as part of its name or in any other way in Australia and New Zealand; and

(b) the Purchaser and the Company must not and must procure that their Affiliates do not use the word “Primus” and “iPrimus” or any substantially identical or deceptively similar words as part of its name or in any other way in a Relevant Territory.

13.5 No Merger.

The rights and obligations of the parties contained in this Agreement are continuing agreements and, accordingly, are not merged or extinguished by or upon Closing or prejudiced or affected by the Purchaser acceptance of the Shares under this Agreement or by the payment of all or part of the Purchase Price or any other money payable under this Agreement but will remain in full force and effect.

ARTICLE XIV

MISCELLANEOUS

14.1 Notices. Any notice, request, instruction or other communication required or permitted hereunder shall be in writing and delivered personally, sent by reputable overnight courier service (charges paid by sender), sent by registered or certified mail (postage prepaid), or sent by facsimile, according to the instructions set forth below. Such notices shall be deemed given: at the time delivered by hand, if personally delivered; one business day after being sent, if sent by reputable overnight courier service; at the time receipted for (or refused) on the return receipt, if sent by registered or certified mail; and at the time when confirmation of successful transmission is received by the sending facsimile machine, if sent by facsimile:

(a)	if to the Seller and the Guarantor:

Primus Telecommunications Group Inc

7901 Jones Branch Drive | Suite 900

McLean | VA | USA | 22102

Attention: John Filipowicz

Facsimile No:

with a copy to:

Andrews Kurth LLP

600 Travis, Suite 4200

Houston, Texas 77002

Attention: Roy Bertolatus

Facsimile No: + 1 713 238 7356

(b)	if to the Purchaser:

M2 Telecommunications Group Ltd

Level 10, 60 City Road

SOUTHBANK VIC 3006

Attention: Company Secretary

Facsimile No.: +613 9674 6599

with a copy to:

Lander & Rogers Lawyers

Level 12, 600 Bourke Street

MELBOURNE VIC 3000

Attention: Jackie Solakovski

Facsimile No.: +613 9269 9001

or to such other address or to the attention of such other party that the recipient has specified by prior notice to the other party in accordance with the preceding.

14.2 Certain Definitions; Interpretation

(a) For purposes of this Agreement, the following terms shall have the following meanings:

(i) “Adjustment Amount” means the amount by which the Net Working Capital upon it being taken to be final under Section 7.2 or Section 7.3 is more or less than $0 and “Positive Adjustment Amount” means the amount by which the Net Working Capital is more than $0 and “Negative Adjustment Amount” means the amount by which the Net Working Capital is less than $0.

(ii) “Affiliate” of a Person means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first mentioned Person.

(iii) “Affiliate Guarantees” means the guarantees given by the Seller or its Affiliates (other than the Company and its Subsidiaries) in respect of the Business which have been notified to the Purchaser by the Seller in writing at least 30 days prior to Closing.

(iv) “Agreed Deduction” means the income tax deduction in the amount equal to the amount of debt extinguished under the Deed of Forgiveness and Debt Settlement and Release between Primus Telecommunications Pty Ltd and Primus Telecommunication Limited.

(v) “Alfred Street Leases” means the leases entered into in respect of the Business at 1 Alfred Street, Sydney.

(vi) “Business” means the business conducted by the Company and its Subsidiaries of owning network infrastructure and providing fiber-based services, local and long distance voice, Internet, wireless resale, voice over Internet protocol, data and data center (including managed hosting and cloud products) services to residential and business customers located in Australia.

(vii) “business day” means any day other than a Saturday, Sunday or a day on which the banks in Melbourne, Australia are authorized by law or executive order to be closed.

(viii) “Claims or Actions” means any claims, demands or causes of action (whether based in contract, tort, common law, statute or otherwise) arising in connection with this Agreement or any part of this Agreement (including, but not limited to, the Warranties) or relating to the Shares or their sale to the Purchaser.

(ix) “Closing New Working Capital” means the Net Working Capital for the Company and its Subsidiaries as at the close of business on the Closing Date.

(x) “Contract” means any written contract, agreement, lease, license, sales order, purchase order, indenture, note, bond, loan, instrument, lease, commitment or other arrangement or agreement that is binding on any Person or any part of its property under applicable Law.

(xi) “control” (including the terms “controlled,” “controlled by” and “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of stock, as trustee or executor, by Contract or credit arrangement or otherwise.

(xii) “Encumbrances” means any mortgages, liens, pledges, security interests, defects, exceptions, rights of way, restrictions, covenants, claims, statutory rights or other encumbrances of any nature whatsoever, whether registered or unregistered.

(xiii) ‘Escrow Deed’ means the escrow deed between Lander and Rogers Lawyers, the Purchaser and the Seller in the form attached hereto as Exhibit D.

(xiv) “Governmental Authority” means the Commonwealth of Australia, any state or other political subdivision thereof, and any other foreign or domestic entity exercising executive, legislative, judicial, regulatory or administrative authority or functions of or pertaining to government, including any government authority, agency, department, corporation, board, commission, court, tribunal or instrumentality of the Commonwealth of Australia or any foreign entity, or any political subdivision of any of the foregoing.

(xv) “Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

(xvi) “Indebtedness” of any Person at any date means (A) the principal of and interest accrued on (1) indebtedness for money borrowed and (2) indebtedness evidenced by notes, debentures, bonds or other similar instruments; (B) all obligations issued or assumed as the deferred purchase price of property (but excluding accounts payable arising in the ordinary course of business); (C) all obligations for the reimbursement of any obligor on any letter of credit or similar credit transaction securing obligations of a Person other than the Company or its Subsidiaries or of a type described in clauses (A) and (B) above and (D) below, but only to the extent of the obligation secured; (D) all prepayment premiums and penalties, and any other fees, breakage charges, expenses, indemnities and other amounts payable as a result of the prepayment or discharge of any Indebtedness of the type referred to in clauses (A) through (C) above; and/or (E) all reimbursement obligations under guarantees of obligations of other Persons of the type referred to in clauses (A) through (D) above; provided that, for the avoidance of doubt, Indebtedness shall not include any commitments, obligations or liabilities under indefeasible right of use agreements, capital leases or similar arrangements.

(xvii) “Intellectual Property” means all trade marks, copyright, know how, business names, trading names, domain names, patents and any other intellectual property owned or used by the Company or its Subsidiaries, whether registered or unregistered, in connection with the Business.

(xviii) “Key Assets” means:

(1) the customer management, billing and provisioning software system; and

(2) the network assets and equipment.

(xix) “Key Leases” means the leases of the following premises in connection with the Business: Level 3, 9, and 10 at 452 Flinders Street, Melbourne; level 3, 55 King Street, Melbourne; 539 Flinders Lane, Melbourne; the Alfred Street Leases; Suite 1, Level 2, 19-31 Pitt Street, Sydney; Level 6/4, 127 Creek Street, Brisbane; Level 3, 197 St George’s Terrace, Perth; Level 1, 132 Franklin Street, Adelaide.

(xx) “knowledge” (A) with respect to the Seller shall mean the actual knowledge (having made all reasonable and proper enquiries) of the individuals identified in the Seller’s Knowledge Group and (B) with respect to the Purchaser shall mean the actual knowledge (having made all reasonable and proper enquiries) of the individuals identified in the Purchaser’s Knowledge Group.

(xxi) “Law” means any law, statute, ordinance, rule or regulation of any Governmental Authority, or any binding agreement with any Government Authority binding upon a Person or its assets.

(xxii) “Loss” means any loss (including any indirect or consequential loss) claim, action, suit, proceeding, award, judgment, demand, liability, obligation, damage, fine, penalty, cost, charge, expense, Tax, outgoing, payment, diminution in value or deficiency of any kind or character paid, suffered, incurred or for which there is a liability including without limitation: (a) all interest and other amounts payable to third parties; (b) all proper and reasonable legal and other expenses (on a full indemnity or a solicitor and own client basis, whichever is the greater) incurred in connection with investigating or defending any Claims or Actions, whether or not resulting in any liability and all amounts paid in settlement of any Claim or Action but excludes any opportunity costs, punitive or exemplary loss and any loss of reputation or goodwill.

(xxiii) “Made Available” means that the information referred to (A) has been actually delivered (whether by email transmission, hand delivery or orally) to the Purchaser or to its outside legal counsel or (B) was posted in the Data Site, in each case, on or prior to the execution of this Agreement.

(xxiv) “Material Adverse Effect” means any change, effect or circumstance that, individually or in the aggregate, has had, or would reasonably be expected to have, a material adverse effect on the business, assets, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole; provided, however, that the term “Material Adverse Effect” does not, and shall not be deemed to, include any of the following, either alone or in combination, and none of the following shall be taken into account in determining whether there has been or would be a Material Adverse Effect: (A)(1) changes in general economic or political conditions or the securities, banking, credit, currency, commodities, capital or financial markets in general (including general changes to monetary policy, inflation, interest rates, exchange rates or stock, bond or debt prices) in Australia, the United States or in any other geographic market, (2) changes that are generally applicable to the industries in which the Company and its Subsidiaries operate (including any competitive and/or technological changes relevant to such industries), (3) changes in general legal, regulatory or political conditions, including the adoption, implementation, promulgation, repeal, modification, reinterpretation or proposal of any Law after the date hereof, or changes in the Australian Financial Reporting Standards or in

other applicable accounting standards (or in the interpretation thereof), (4) the negotiation, execution, announcement or performance of this Agreement or the consummation of the transactions contemplated by this Agreement, including the threatened or actual impact thereof on relationships, contractual or otherwise, with current or prospective customers, suppliers, vendors, distributors, partners, employees or landlords, (5) the identity of the Purchaser or any of its Affiliates as the acquiror of the Company and its Subsidiaries or any facts or circumstances concerning the Purchaser or any of its Affiliates, (6) compliance with the terms of, or the taking of any action required or contemplated by, this Agreement or action or inaction consented to or requested by the Purchaser, (7) natural disasters, weather events, geopolitical conditions, acts or threats of war, sabotage or terrorism, military actions or the escalation or worsening thereof, (8) the outcome of any litigation, claim or other proceeding disclosed in the Data Site or described in the Disclosure Letter or (9) any increase in the cost or availability of the financing necessary for the Purchaser to consummate the transactions contemplated by this Agreement, except, in the case of the foregoing clauses (1), (2) and (3), to the extent such changes or developments referred to therein have a materially disproportionate impact on the Company and its Subsidiaries, taken as a whole, relative to other companies in the industries and in the geographic markets in which the Company and its Subsidiaries operate after taking into account the size of the Company and its Subsidiaries, taken as a whole, relative to such other companies (but only to the extent of such materially disproportionate impact) or (b) any failure to meet internal or published projections, forecasts, estimates, performance measures, operating statistics or revenue or earnings predictions for any period or the issuance of revised projections that are not as optimistic as those in existence as of the date hereof.

(xxv) “Net Working Capital” means the positive or negative sum of (A) the total current assets of the Company and its Subsidiaries on a combined basis less (B) the total current liabilities of the Company and its Subsidiaries (excluding Indebtedness) on a combined basis, in each case, calculated in accordance with the Specified Accounting Policies and in accordance with the calculation of the sample statement of Net Working Capital set forth on Exhibit B which includes cash and cash equivalents (less the amount, if any, by which the Restricted Cash at Closing is less than $10,600,000), trade and client debtors (net of bad debt provisions), Other Receivables, prepaid expenses (which are properly referable to forward ordinary Business operations), inventories at lower of cost or realisable value (capable of resale in the ordinary course) and reduced by trade payables, other payables and accruals with external parties (including any potential or agreed unpaid amounts relating to orders for litigation cost), employee entitlements (both current and non-current), net GST liability, other taxation obligations and other provisions; provided that no current or deferred income Tax assets or liabilities will be included in the Net Working Capital except in accordance with Section 8.1(c) (such amount to be determined pursuant to the Article VII process and included in the Net Working Capital Statement).

(xxvi) “Net Working Capital Statement” means the statement to be prepared by the Purchaser in accordance with Section 7.1.

(xxvii) “Other Receivables” means sundry debtors, Telstra rebate receivable, Optus commissions receivable and interest receivable.

(xxviii) “Permit” means any permit, franchise, authorization, license or other approval issued or granted by any Governmental Authority.

(xxix) “Permitted Encumbrances” means (A) mechanics’, carriers’, workmen’s, repairmen’s or other like Encumbrances arising or incurred in the ordinary course of business for amounts not yet delinquent or which are being contested in good faith by appropriate legal proceedings, (B) Encumbrances arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business, (C) Encumbrances for Taxes and other governmental charges that are not due and delinquent, are being contested in good faith by appropriate proceedings or may thereafter be paid without penalty, (D) imperfections of title, restrictions or encumbrances, if any, which imperfections of title, restrictions or other encumbrances do not, individually or in the aggregate, materially impair the continued use and operation of the specific assets to which they relate or (E) any state of facts that a survey would disclose.

(xxx) “Person” means an individual, corporation, partnership, limited liability company, association, joint stock company, trust, joint venture, unincorporated organization, Governmental Authority or other entity or group.

(xxxi) “Purchaser Material Adverse Effect” means any material adverse change in or material adverse effect on the ability of the Purchaser to perform its obligations under this Agreement or to consummate the transactions contemplated hereby.

(xxxii) “Purchaser’s Knowledge Group” means Vaughan Bowen, Geoff Horth, Darryl Inns and Kellie Dean.

(xxxiii) “Relevant Party” has the meaning given to it in Section 10.1.

(xxxiv) “Relevant Tax Matter” means Tax relating to the activities carried out by the Company, its Subsidiaries and/or the Business for any period ending on or prior to Closing.

(xxxv) “Relevant Territory” means any jurisdiction throughout the world that the Seller or one of its Affiliates (other than the Company or its Subsidiaries) or a licensee of one of those parties has existing rights (whether statutory or at common law) to a trade mark including the word ‘Primus’ but excludes Australia and New Zealand.

(xxxvi) “Restricted Cash” means any cash or cash equivalents held by the Company or its Subsidiaries as of the Closing including cash and cash equivalents held by third parties as security deposits or otherwise.

(xxxvii) “Seller’s Knowledge Group” means John Filipowicz; Ken Schwarz, Peter D. Aquino, Thomas Mazerski, Aaron Nivert, Mathew Proctor, Lucas Smyth, Mark Matheson, Richard Coombe, Roger Nicol, Arne Bergquist and John Horan.

(xxxviii) “Specified Accounting Policies” means the Australian Financial Reporting Standards adjusted as follows:

(1) pre-paid expenses includes items recorded in the Company’s accounts as capitalized expenses and includes the items recorded as both short term and long term pre-paid expenses and capitalized expenses;

(2) trade and other payables/accruals does not include lease make good provisions;

(3) employee entitlements includes all employee entitlements of the Company’s employees at Closing even if these are unlikely to be paid out within 12 months and includes employee tax liabilities but does not include any entitlements for the 3 persons engaged in the Business but employed by a US entity.

(xxxix) “Subsidiary” of any party shall mean any corporation, limited liability company, partnership, association, trust or other form of legal entity of which (i) more than 50% of the outstanding voting securities are on the date hereof directly or indirectly owned by such party or (ii) such party or any Subsidiary of such party is a general partner (excluding partnerships in which such party or any Subsidiary of such party does not have a majority of the voting interests in such partnership).

(xl) “Superannuation Commitments” means every amount needed to (A) satisfy any actual or contingent liability for any superannuation contribution (including under the governing rules of a superannuation fund, employment contract, contract for services, industrial instrument or any law), (B) to satisfy any moral obligation to pay superannuation contributions or benefits under the practices, standards and procedures that applied before the date concerned, or (C) so that on the date concerned, the employer is free of actual and contingent liability for superannuation guarantee charge under the Superannuation Guarantee (Administration) Act 1992 (“SGA”), for any contribution period under the SGA up to that date (making the assumption that the superannuation guarantee charge accrues from day to day during each contribution period).

(xli) “Tax Return” means any report, return, business activity statement or similar filing (including the attached schedules) required to be filed with respect to Taxes, including any information return, claim for refund, amended return or declaration of estimated Taxes.

(xlii) “Taxes” means any and all domestic or foreign, federal, state, local or other taxes, levies or charges of any kind (together with any and all interest, penalties and additional amounts imposed with respect thereto) imposed by any Governmental Authority, including taxes with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, employment, unemployment, social security, unclaimed property, payroll, customs duties, transfer, license, workers’ compensation or net worth, and taxes in the nature of excise, withholding, ad valorem or value added.

(xliii) “Tax Enquiry” means an audit, investigation, litigation of any dispute, review, information request, or other enquiry of any kind undertaken by a Taxing Authority to the extent it relates to a Relevant Tax Matter.

(xliv) “Taxing Authority” means the Commissioner of Taxation, the Australian Taxation Office and any other domestic or foreign Governmental Authority responsible for the administration or collection of any Taxes.

(xlv) “Trade Mark Assignment Deed” means the document in the form attached hereto as Exhibit C.

(xlvi) “Warranties” means the warranties, of the Seller set out in Article III.

(b) When a reference is made in this Agreement to Articles or Sections, such reference is to an Article or a Section of this Agreement, unless otherwise indicated. When a reference is made in this Agreement to a party or parties, such reference is to parties to this Agreement, unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be understood to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have such defined meanings when used in the Disclosure Letter or any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Unless otherwise indicated, references to “dollars” or “$” shall mean Australian dollars.

14.3 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

14.4 Entire Agreement; No Third-Party Beneficiaries. This Agreement, including all exhibits hereto, the Disclosure Letter and the Confidentiality Agreement constitute the entire agreement and supersede any and all other prior agreements and undertakings, both written and oral, between or among the parties hereto with respect to the subject matter hereof and thereof and do not, and are not intended to, confer upon any Person (other than the Purchaser and the Seller) any rights or remedies hereunder.

14.5 Amendment; Waiver. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Seller and the Purchaser, or in the case of a waiver, by the party against whom the waiver is to be effective. Any party may, subject to applicable Law, (a) waive any inaccuracies in the warranties of any other party hereto, (b) extend the time for the performance of any of the obligations or acts of any other party hereto or (c) waive compliance by any other party hereto with any of the agreements contained herein or, except as otherwise provided herein, waive any of such party’s conditions. Notwithstanding the foregoing, no failure or delay by the Seller or the Purchaser in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

14.6 Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

14.7 Disclosure Letter. The Disclosure Letter shall be construed with and as an integral part of this Agreement to the same extent as if the same had been set forth verbatim herein.

14.8 Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of Victoria, Australia, without giving effect to any choice or conflict of law provision or rule (whether of Victoria, Australia or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than Victoria, Australia.

14.9 Jurisdiction; WAIVER OF JURY TRIAL.

(a) Each of the parties hereto irrevocably agrees that any action or proceeding arising out of or relating to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought or otherwise commenced in any court in Victoria, Australia. Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the non-exclusive jurisdiction of the aforesaid courts and courts competent to hear appeals from such courts and agrees that it will not bring any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives (to the fullest extent permitted by applicable Law), and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve in accordance with this Section 14.9, (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) any claim that (A) the action or proceeding in such court is brought in an inconvenient forum, (B) the venue of such action or proceeding is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such court. Each of the parties hereto agrees that notice or the service of process in any action or proceeding arising out of or relating to this Agreement shall be properly served or delivered if delivered in the manner contemplated by Section 14.1. Each of the parties agrees that any Government Order or court judgment obtained may be enforced in any court in the United States.

(b) EACH OF THE PARTIES HERETO HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVES (TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW) ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION OR PROCEEDING ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. FURTHER, EACH OF THE PARTIES HERETO HEREBY CERTIFIES THAT NO REPRESENTATIVE OR AGENT OF ANY OTHER PARTY OR ANY OTHER PERSON HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY OR PERSON WOULD NOT, IN THE EVENT OF SUCH ACTION OR PROCEEDING, SEEK TO ENFORCE THIS WAIVER OF RIGHT TO JURY TRIAL PROVISION. EACH OF THE PARTIES HERETO HEREBY ACKNOWLEDGES THAT THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY THIS SECTION 14.9(b).

14.10 Construction. The headings of Articles and Sections in this Agreement are provided for convenience only and will not affect its construction or interpretation. The language used in this Agreement is the language chosen by the parties to express their mutual intent, and no rule of strict construction shall be applied against either party.

14.11 Counterparts. This Agreement may be executed in counterparts (including by facsimile or electronic transmission), each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by facsimile, electronic transmission or otherwise) to the other parties.

IN WITNESS WHEREOF, the parties hereto have caused this Equity Purchase Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

Signature Page to Equity Purchase Agreement

EXECUTED by M2 TELECOMMUNICATIONS GROUP LTD by being signed by:	) )

/s/ Craig Farrow		/s/ Vaughan Bowen
Signature of director		Signature of director/secretary

Craig Farrow		Vaughan Bowen
Name of director (please print)		Name of director/secretary (please print)

EXECUTED by PRIMUS TELECOMMUNICATIONS GROUP INC by its duly authorised officer in the presence of:

/s/ John D. Filipowicz	/s/ Peter D. Aquino
John D. Filipowicz, Company Secretary	Peter D. Aquino, Chairman, President and Chief Executive Officer

Signed by PRIMUS TELECOMMUNICATIONS INTERNATIONAL INC
by its duly authorised officer in the presence of:

/s/ John D. Filipowicz	/s/ Peter D. Aquino
John D. Filipowicz, Company Secretary	Peter D. Aquino, Chairman, President and Chief Executive Officer

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